Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING AND MANAGEMENT

INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE

HELD ON MAY 4, 2022

March 22, 2022

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 4, 2022

NOTICE IS HEREBY GIVEN that the annual meeting of holders of voting common shares (the “NACG Shareholders”) of North American Construction Group Ltd. (the “Corporation”) will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 4th day of May, 2022, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2021 and the auditor’s report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein;

•	to reappoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Circular”). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.

The Circular and a form of proxy accompany this notice.

NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 2, 2022 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Acheson, Alberta, this 22nd day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN CONSTRUCTION GROUP LTD.

/S/ Joseph Lambert
President & Chief Executive Officer

SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the “Corporation”, “NACG”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NACG Shareholders”) to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 4th day of May, 2022, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated March 22, 2022 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Circular will be mailed to NACG Shareholders commencing on or about April 6, 2022. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

RECORD DATE

The record date (the “Record Date”) for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 24, 2022. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

Management Information Circular March 22, 2022	1	North American Construction Group Ltd.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 2, 2022 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation (“NACG

Management Information Circular March 22, 2022	2	North American Construction Group Ltd.

Common Shares”) in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder’s name on the records of the Corporation. Such NACG Common Shares will more likely be registered under the name of the NACG Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NACG Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. None of the Corporation’s shares have par value. As at March 15, 2022, there were a total of 30,022,928 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, as of March 15, 2022, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares:

Name of Beneficial Owner	Number of NACG Common Shares	Percentage of Outstanding NACG common shares

Mawer Investment Management Ltd.	4,383,106	14.6%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

Management Information Circular March 22, 2022	3	North American Construction Group Ltd.

If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Circular as well as to determine the NACG Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of eight directors. All current directors other than Ronald McIntosh have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at seven.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which was most recently revised on March 5, 2020. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her immediate resignation to the Board. Upon receipt of such resignation, the Board is required to refer it to the Governance and Sustainability Committee and to promptly accept the resignation unless the Governance and Sustainability Committee advises the Board that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Absent such extraordinary circumstances, the Board is expected to confirm its acceptance of the resignation within 90 days of its original receipt. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it.

The following table and the notes thereto state, as of March 15, 2022, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the age of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2021.

Management Information Circular March 22, 2022	4	North American Construction Group Ltd.

Martin R. Ferron Edmonton, AB, Canada 65 Years Old

Martin R. Ferron is presently the Chair of the Board and was, until December 31, 2020, the Chief Executive Officer of the Corporation. He originally joined the Corporation as President and Chief Executive Officer and as a member of the Board on June 7, 2012. He was appointed Chair of the Board on October 31, 2017. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

Director Since: June 7, 2012	Number of Securities Held*

Chair of the Board	Common Shares	DSUs	Options

Non-Independent Director	2,126,857	223,621	Nil

Meets share ownership guidelines

Committee Membership and Attendance Record

	Board		9 of 9

* Martin Ferron’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

Management Information Circular March 22, 2022	5	North American Construction Group Ltd.

Joseph C. Lambert Edmonton, AB, Canada 57 Years Old

Joseph C. Lambert became Chief Executive Officer of the Company on January 1, 2021. He had previously been appointed President on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. He was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Mr. Lambert has over three decades of North American and Australian experience in mining and heavy civil construction industries as both producer/owner and contract service provider. He holds a B. Sc. in Mining Engineering from the South Dakota School of Mines and Technology, a First Class Mine Manager’s Certificate of Competency from the Department of Minerals and Energy Western Australia and completed the Director Education Program through the University of Toronto - Rotman School of Management.

Director Since: January 1, 2021	Number of Securities Held*

President & CEO	Common Shares	DSUs	Options

Non-Independent Director	263,361	86,211	nil

Meets share ownership guidelines

Committee Membership and Attendance Record

	Board		9 of 9

* Joseph Lambert’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

Management Information Circular March 22, 2022	6	North American Construction Group Ltd.

Bryan D. Pinney Calgary, AB, Canada 69 Years Old

Bryan D. Pinney was appointed as the Corporation’s lead independent director on October 31, 2017. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. He served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of its Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past Chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He currently serves on the board of TransAlta Corporation, where he is a member of the audit committee and Chair of the human resources and compensation committee, and on the board of Sundial Growers, Inc., where he is Chair of the audit committee and a member of the governance and compensation committees. He is also a director of a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Director Since: May 13, 2015	Number of Securities Held

Lead Director	Common Shares	DSUs	Options

Independent Director	40,495	157,398	Nil

Meets Share ownership guidelines

Committee Membership and Attendance Record

	Board		9 of 9

	Audit (Chair)		5 of 5

	Governance and Sustainability		5 of 5

	Human Resources and Compensation		5 of 5

Management Information Circular March 22, 2022	7	North American Construction Group Ltd.

John J. Pollesel Sudbury, ON, Canada 58 Years Old

John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 30 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently chairs the board of Electra Battery Materials Corporation, which is listed on the TSX-V, OTC exchanges, and serves on the board of Noront Resources Ltd., a TSX-V listed company. He also serves on the audit, governance and EHS committees of Noront and Electra. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Director Since: November 23, 2017	Number of Securities Held

Independent Director	Common Shares	DSUs	Options

Meets Share ownership guidelines	Nil	44,267	Nil

Committee Membership and Attendance Record

	Board		9 of 9

	Audit		5 of 5

	Operations (Chair)		10 of 10

Management Information Circular March 22, 2022	8	North American Construction Group Ltd.

Maryse C. Saint-Laurent Calgary, AB, Canada 62 Years Old

Maryse C. Saint-Laurent is an accomplished executive and corporate director with over 25 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy, power, and mining sectors. She has led several M&A and multi-faceted financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years’ experience in human resources, compensation and benefits/pension management. Ms. Saint-Laurent is a member of the board of Turquoise Hill Resources Ltd., where she serves as Chair of the Compensation Committee, Chair of the Governance and Sustainability Committee as well as a member of the Audit Committee. Until most recently, Ms. Saint-Laurent served on the board of Pretivm Resources Inc. where she served as a member of both the Human Resources Committee and the Governance and Nominating Committee and also served on the board of the Alberta Securities Commission, where she served as Chair of the Compensation Committee. Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, an LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Options

	Nil	17,608	Nil

On track to meet share ownership guidelines

Committee Membership and Attendance Record

	Board		9 of 9

	Human Resources and Compensation		5 of 5

	Governance and Sustainability (Chair)		5 of 5

Management Information Circular March 22, 2022	9	North American Construction Group Ltd.

Thomas P. Stan has served as a board member on a number of public and private Corporations. Until September of 2019 he was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chair and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Thomas P. Stan Calgary, AB, Canada 64 Years Old

Director Since: July 14, 2016	Number of Securities Held

Independent Director	Common Shares	DSUs	Options

Meets share ownership guidelines	Nil	50,564	Nil

Committee Membership and Attendance Record

	Board		9 of 9

	Human Resources and Compensation (Chair)		5 of 5

	Operations		10 of 10

Management Information Circular March 22, 2022	10	North American Construction Group Ltd.

Kristina E. Williams Edmonton, AB, Canada 45 Years Old

Kristina E. Williams is currently the President and CEO of Alberta Enterprise Corporation, which is responsible for overseeing management of the Alberta Enterprise Fund, a fund established by the government of Alberta in 2009 to attract venture capital to Alberta and to invest in venture capital funds that invest in Alberta technology. The fund currently has twenty-four investments with an underlying portfolio of more than 200 technology companies. Previously, Ms. Williams held the position of Vice President of Marketing and Sales for Natraceutical Canada Inc. and the position of Administrative Director with Xenerate AB, a Swedish biotechnology company. Ms. Williams was born in Sweden and received a Master of Laws from Uppsala University, where she also served as COO and Vice Chair of the Board of Norrlands Nation, the largest student society at Uppsala. She is currently on the board of governors of the Northern Alberta Institute of Technology (NAIT), serving as chair of the audit and finance committees as well as chair of the NAIT Foundation, and she is a board member of Alcanna Inc. She is also on the Alberta Securities Commission New Economy Advisory Committee and serves as Swedish honorary Consul for Edmonton and Northern Alberta. In addition to her LL.M., Ms. Williams holds an MBA from the University of Alberta as well as her ICD.D designation.

Director Since: August 6, 2019	Number of Securities Held

Independent Director	Common Shares	DSUs	Options

	Nil	16,733	Nil

On track to meet share ownership guidelines

Committee Membership and Attendance Record

	Board		9 of 9

	Audit		5 of 5

	Operations		10 of 10

Management Information Circular March 22, 2022	11	North American Construction Group Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2.	Advisory Vote on Executive Compensation

The Corporation’s compensation policies and procedures are based on the principle of pay for performance. The Board of Directors believes they align the interests of the Corporation’s executive team with the long-term interests of NACG Shareholders. The Board also believes that NACG Shareholders should have the opportunity to fully understand the objectives, philosophy and principles used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. This non-binding advisory vote, commonly known as “Say-on-Pay”, gives each NACG Shareholder an opportunity to either endorse or not endorse the Corporation’s approach to its executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of North American Construction Group Ltd. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2022 annual meeting of shareholders of the Corporation.”

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the Meeting.

The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the NACG Shareholders for the Board’s compensation decisions by giving NACG Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. While NACG Shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by NACG Shareholders.

As this is an advisory vote, the results will not be binding on the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with NACG Shareholders on compensation and related matters. The Corporation will disclose the results of the Say-on-Pay vote as a part of its report on voting results for the Meeting.

In the event that a significant number of Shareholders oppose the resolution, the Chair of the Board, Chair of the Human Resources and Compensation Committee and the Lead Director will oversee a consultation process with NACG Shareholders, particularly those who are known to have voted against it, in order to better understand their concerns. The Human Resources and Compensation Committee will review the Corporation’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Lead Director to discuss their specific concerns. Such discussion may be initiated by a Shareholder by sending an e-mail requesting the same to the Corporation’s Investor Relations department at IR@nacg.ca.

Management Information Circular March 22, 2022	12	North American Construction Group Ltd.

Following the review by the Human Resources and Compensation Committee, the Corporation will disclose to Shareholders a summary of the significant comments relating to compensation received from Shareholders in the process, a description of the process undertaken and a description of any resulting changes to executive compensation or why no changes will be made. The Corporation will provide this disclosure within six months of the Say-on-Pay vote, and no later than in the management information circular for its next annual meeting.

The Board recognizes that Say-on-Pay is an evolving area and will review this policy annually to ensure that it is effective in achieving its objectives.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the Corporation’s approach to executive compensation as described in the “Compensation Discussion and Analysis” portion of this Circular.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to approval of the Corporations’ approach to executive compensation, the persons named in the enclosed form of Proxy intend to vote for the above resolution with respect to approval of the Corporations’ approach to executive compensation.

4.	Appointment of Independent Auditors and Authorization of Directors to Fix Remuneration

At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2022 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless an NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

5.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Management Information Circular March 22, 2022	13	North American Construction Group Ltd.

COMPENSATION DISCUSSION AND ANALYSIS

2021 Named Executive Officers

The below discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2021, who are our “named executive officers” or “NEOs” for purposes of this compensation disclosure:

Named Executive Officer	Position in 2021

Martin R. Ferron	Executive Chair of the Board

Joseph C. Lambert	President and Chief Executive Officer

Jason W. Veenstra	Executive Vice President and Chief Financial Officer

Barry W. Palmer	Chief Operating Officer

Jordan A. Slator	Vice President and General Counsel

It should be noted that the position of Executive Chair was created as of January 1, 2021 for a period of one year to ensure an efficient and effective transition of the CEO function from Martin Ferron to Joseph Lambert. The position has been eliminated as of December 31, 2021. Accordingly, as of January 1, 2022, while Mr. Ferron remains the Chair of the Board, he is no longer an executive officer of the Corporation and is compensated only in his role as a director.

Executive Compensation Philosophy

Our executive compensation philosophy is guided by five fundamental principles – alignment with shareholder interests, pay for performance, transparent disclosure, shareholder say on pay and market competitive compensation:

Alignment with Shareholder Interests

It is in the Corporation’s best interest to meet or exceed shareholder expectations and ensure continued access to capital on favorable terms. Accordingly, the pay “at-risk” or variable pay plans (Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”)) were designed to align the interests of the Corporation’s executives with shareholder interests.

Pay for Performance

The Corporation believes that executive compensation should be strongly correlated to the financial and safety performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, safety and other individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.

Transparent Disclosure

The Corporation is committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

Say on Pay

The Human Resources and Compensation Committee (“HRCC”) and the Board review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. The first shareholder vote on “Say on Pay” was conducted in May 2020 and established the framework for conducting an annual non-binding advisory vote by shareholders on executive compensation.

Competitive Compensation

The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable of and motivated to execute the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

Management Information Circular March 22, 2022	14	North American Construction Group Ltd.

Components of 2021 Executive Compensation

The following table sets out the various components of compensation that NEOs were eligible to receive for 2021:

Component	Description	Time Frame
Base Salary

Salaries are based on the executive’s level of responsibility, skills and experience, and the current market value of the position. Base salary adjustments are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Annual market reviews and adjustments
Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year. The Corporation’s financial and safety performance against targets determine the Executive Chair and the CEO’s STIP. The Corporation’s financial and safety performance and the NEO’s achievement against individual objectives determine the other NEO’s STIP compensation. These measures have a pre-determined target set by the Board for the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial targets during the year. For 2021, the Executive Chair, the CEO, the EVP and CFO, and the COO, each have target annual bonuses of 100% of their individual annual base salary earnings. The VP and General Counsel has a target annual bonus of 70% of his annual base salary earnings.

Annual performance

Payouts range from zero to a maximum of 1.5 times an NEO’s STIP target and 2.0 times for the Executive Chair’s and the CEO’s STIP individual targets and are subject to the approval of the Board on the recommendation of the HRCC.

The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of DSUs.
Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) performance share units (PSUs) and (2) restricted share units (RSUs). Refer to the Annual Target LTIP table herein. Each NEO is awarded 60% as PSUs and 40% as RSUs.

Three year performance cycle
All grants are subject to the approval of the HRCC in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.
Awards are equity-settled by the transfer of shares purchased by an arm’s length trust established for this purpose.
Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans (“RRSPs”) to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan (“Group Investment Account”).

Paid semi-monthly with base salary
Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly premiums
Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an optional annual medical examination and a discretionary health care spending account.

Monthly, as incurred

Management Information Circular March 22, 2022	15	North American Construction Group Ltd.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the HRCC. The HRCC may make adjustments to an executive’s salary as a result of a change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s department(s) during the previous year. In reviewing the base salaries of the Corporation’s executives, the HRCC also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries of the NEO’s as at December 31, 2021:

NEO	December 31, 2021 Base Salary ($)	December 31, 2020 Base Salary ($)	% change
Martin R. Ferron (a)	625,000	625,000	nil
Joseph C. Lambert (b)	570,000	410,000	39.0%
Jason W. Veenstra	320,000	320,000	nil
Barry W. Palmer (b)	350,000	320,000	9.4%
Jordan A. Slator (c)	265,000	235,000	12.8%

(a)As of January 1, 2022, Mr. Ferron is now solely compensated as a director and no longer receives base salary as described above.

(b)Mr. Lambert’s and Mr. Palmer’s base salary changes were made effective in conjunction with their promotions, January 1, 2021.

(c)Mr. Slator’s base salary change was made effective July 1, 2021 as a result of a peer group assessment conducted by Mercer, the Corporation’s compensation consultant.

Short-Term Incentive Plan (“STIP”)

STIP is the primary performance-based pay vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a fiscal year. Its purpose is to motivate executives to meet or exceed the Corporation’s annual financial and safety targets, and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The graphic below displays the method in which STIP is calculated:

•	CEO’s STIP (and the Executive Chair’s for 2021) is based 100% on Corporate Performance (calculated as 90% Financial Performance + 10% Safety Performance) with no individual performance factor.
•

DEFINITIONS: “Adjusted EBIT” is defined as adjusted consolidated net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures. “Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization. Both Adjusted EBIT and Adjusted EBITDA are Non-GAAP financial measures. The terms “Bonus EBIT” and “Bonus EBITDA” refer to Adjusted EBIT and Adjusted EBITDA subject to adjustments approved by the HRCC that remove elements of those metrics that do not relate to management performance. For 2021, “Bonus EBIT” and “Bonus EBITDA” excluded: (a) the impact of the Corporation’s recent acquisition of DGI Trading (see the Corporation’s most recent Management Discussion & Analysis for the year ended December 31, 2021 for further details on that acquisition); and (b) benefits received by the Corporation under the Canada Emergency Wage Subsidy. See “Non-GAAP Financial Measures” in our Management Discussion & Analysis for the year ended December 31, 2021 for further discussion of these non-GAAP measures.

Management Information Circular March 22, 2022	16	North American Construction Group Ltd.

The following describes the basic terms of the STIP:

Participants	Salaried employees active on the payment date.

Vesting	Paid following the end of the fiscal year based on audited financial statements.

Performance Cycle	12 months

Performance Threshold	75% of the financial goals must be achieved to trigger any STIP payment. If this performance threshold is met, it will trigger a payout of 25% or greater.

Performance Measures	CORPORATE PERFORMANCE (50% weight) (100% for the CEO and the Executive Chair)
Financial (90% weight of Corporate Performance)

The Corporation’s financial targets for the business are determined by the Board annually. Targets are set based on prior financial performance and forecasted performance based on projected market conditions.

Safety (10% weight of Corporate Performance)
The Corporation’s safety targets for the business are approved annually by the Board. Targets are based on industry-standard metrics and prior year performance achievements.
INDIVIDUAL PERFORMANCE (50% weight) (0% for the CEO and Executive Chair)

Individual goals in alignment with the Corporate strategy are cascaded to the
Executive team. Corporate strategic goals and objectives are established which drive the business forward. They are set annually and reviewed and approved by the Board.

Payout Timing	Paid in the following year once performance measures have been assessed.

Payout Range	Payment range for the CEO and Executive Chair is 0 - 2.0x; and

Payment range for each of the other NEOs is 0 - 1.50x.

Maximum Awards may be achieved when the financial performance exceeds the financial targets by the approved inflection point on the STIP payout curve, and that 100% of the safety target is achieved.

Payout

Annual cash bonus established as a percentage of base salary earned in a performance cycle and awarded based on Corporate performance for the CEO (and Executive Chair for 2021) and Individual Goal achievement for all other NEOs.

The NEOs may elect to take up to 50% of their annual STIP in the form of DSUs.

Change of control	CEO: 2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: No payment triggered. See below for details.

Termination Without Cause	CEO: 1.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: Receive 90% of their pro-rated STIP. See below for details.

Management Information Circular March 22, 2022	17	North American Construction Group Ltd.

Financial Weighting

For 2021 the Corporation used Adjusted EBIT and Adjusted EBITDA as the financial metrics under the STIP because the Corporation considers them good indicators of overall corporate performance. Under the STIP, the HRCC may make recommendations to the Board regarding adjustments to Adjusted EBIT and Adjusted EBITDA, thus defining “Bonus EBIT” and “Bonus EBITDA”, to eliminate factors not considered to be related to the performance of management.

Safety Weighting

The Corporation places a high degree of focus on health and safety and so has incorporated a safety metric into the STIP. For 2021 the Corporation used Total Recordable Injury Rate (“TRIR”) as that safety metric. The TRIR is an industry and nationally-recognized standard safety measure that in line with our clients’ measurement standards for safety on mining construction sites. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

STIP Targets

The Board approves both the financial targets and safety target annually. These targets are intended to be stretch targets. The Board approved the Bonus EBIT and Bonus EBITDA targets for the year ending December 31, 2021 after taking into account the results from 2020, as well as the budget and business strategy for 2021. The Board also approved the TRIR target for the year ending December 31, 2021, considering the results from 2020 and the areas of focus and business plans for 2021 and onward.

STIP Awards

The HRCC recommends the STIP award for the CEO and the Executive Chair on the basis of the Corporation’s Bonus EBIT, Bonus EBITDA and safety performance. The Board approves the CEO’s STIP award (and for 2021 the Executive Chair’s STIP award). On the recommendation of the CEO, the HRCC approves the STIP awards for the other NEOs, based on the same criteria and each NEO’s individual performance achievements.

The following table sets forth the STIP target, maximum STIP award for the year ended December 31, 2021:

NEO	CY2021 STIP Target as Percentage of Base Salary (%)	STIP Target (a)	Maximum STIP Award(b)		Actual CY2021 STIP Award (c)
Martin R. Ferron	100%	$625,000	2.0x	$ 1,250,000	$688,744
Joseph C. Lambert	100%	$570,000	2.0x	$1,140,000	$721,141
Jason W. Veenstra	100%	$320,000	1.5x	$480,000	$404,851
Barry W. Palmer	100%	$350,000	1.5x	$525,000	$442,806
Jordan A. Slator	70%	$175,000	1.5x	$262,500	$221,512

(a)STIP Target is determined as follows: Base Salary from January 1, 2021 to December 31, 2021, multiplied by CY2021 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

(b)The Maximum STIP Award is based on two times (2x) the base salary earned for the period for Mr. Ferron and Mr. Lambert, and one and one-half times (1.5x) the base salary earned for the period for all other NEOs.

(c)Represents total STIP Award, a portion of which, certain NEOs allocated to DSUs, as follows: Mr. Ferron - 25%; Mr. Lambert - 20%; Mr. Veenstra - 25%; and Mr. Palmer - 50%.

Management Information Circular March 22, 2022	18	North American Construction Group Ltd.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate NEOs to achieve and increase mid and long-term Corporate performance, which will grow the value of the Corporation over the long term and generate greater returns for shareholders. Under the LTIP, incentives are awarded to NEOs 60% in the form of Performance Share Units (“PSUs”), with the pay-out value linked to total shareholder return (“TSR”) in relation to that of the Corporation’s peer group, and 40% Restricted Share Units (“RSUs”), the pay-out value of which is directly linked to the Corporation’s share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014. The Share Option Plan was terminated in 2021.

The performance targets and payouts for TSR in relation to the Corporation’s peer group (Refer to the Core Comparator Group disclosure on page X) are indicated below:

NACG TSR Percentile Rank relative to the Comparator Group	% of PSU Target Earned
At or above 90th Percentile (Maximum)	200%

75th Percentile (Stretch)	150%

50th Percentile (Target)	100%

25th Percentile (Threshold)	25%

Annual Target LTIP:

NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	% as PSUs
Martin R. Ferron (a)	150%	40%	60%

Joseph C. Lambert	175%	40%	60%

Jason W. Veenstra	100%	40%	60%

Barry W. Palmer	100%	40%	60%

Jordan A. Slator	45%	40%	60%

(a)With the elimination of the Executive Chair position, Mr. Ferron is no longer eligible for LTIP after December 31, 2021.

The following describes the basic terms of RSUs and PSUs:

Participants	Management Employees active on the grant date.
Vesting/Maturity	“Cliff-vest” or mature three years from the date of grant.
Performance Cycle	Three years from the grant date.
Performance Measure	RSU settlement is based on the market value of a common share as of the maturity date.
PSU settlement is based on the market value of a common share as of the maturity date and the TSR performance ranking over a three-year period, relative to the Corporation’s comparator group.
PSU participants may receive 0% to 200% of their target grant, based on TSR Performance Measures.
Settlement Timing	Settled within 90 days following Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.
Equity Settlement	Settled with shares purchased on the open market by an arm’s length trust established for such purpose.
Change of control	Become earned. See below for details.
Termination	Become forfeited. See below for details.

Management Information Circular March 22, 2022	19	North American Construction Group Ltd.

Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive, at the Corporation’s option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation. Certain RSUs granted to the Executive Chair, Mr. Ferron, mature over a three-year period, one-third on each anniversary of the grant date. All other RSUs mature on the third anniversary of the grant date. Subject to performance criteria, all PSUs mature on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends.

The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not determined to be “earned RSUs” are immediately forfeited unless otherwise permitted under a participant’s employment agreement (Refer to Termination Chart herein). In the event of the disability of a participant, or the retirement of a participant that is approved by the Compensation Committee as a “qualified retirement”, all earned RSUs will be redeemed within 30 days of the maturity date and any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement (Refer to Termination Chart herein). In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The following table outlines the total LTIP awards for the NEOs for the year ended December 31, 2021:

NEO	LTIP Target as Percentage of Base Salary	RSUs Granted July 1, 2021	PSUs Granted July 1, 2021
Martin R. Ferron	150%	18,620	27,930
Joseph C. Lambert(a)	175%	19,812	29,717
Jason W. Veenstra	100%	6,356	9,534
Barry W. Palmer	100%	6,952	10,428
Jordan A. Slator	45%	2,369	3,553

(a)Mr. Lambert’s LTIP Target was increased to 175% (from 130% in 2020) with his appointment to President and CEO effective January 1, 2021.

Since 2014, the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm’s-length trust established by the Corporation in June of 2014 for such purpose. As at March 15, 2022, the trust held 1,568,041 shares. Shares held by the trust are accounted for as treasury shares in the Corporation’s financial statements.

Retirement Arrangements

The Corporation does not have a pension plan. For the year ended December 31, 2021, the Corporation remitted a total of $105,751 for retirement and Non-Registered Savings Plans (Group Investment Accounts) for the NEOs.

Management Information Circular March 22, 2022	20	North American Construction Group Ltd.

Benefit Plans

The Corporation provides NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination, a discretionary health care spending account and smart phone allowance.

Core Comparator Group

The HRCC reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the NEOs’ target pay. The HRCC has approved a 10-company comparator peer group that includes companies that meet the following criteria:

(a)	compete with NACG for customers and revenue;

(b)	compete with NACG for executive talent, particularly in the Alberta labour market;

(c)	compete with NACG for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and energy services;

(e)	are of comparable size, in terms of revenue, assets, EBITDA, market capitalization and enterprise value; and

(f)	have reliable benchmark compensation information available.

The peer group changed to 10 companies in July 2020, with the removal of two companies based on the above criteria, as follows:

REMOVAL

Company	Rationale
Dexterra Group Inc.	Reverse takeover resulting in change in business model.

Tervita Corporation	Merger with Secure Energy Services Inc.

Certain competitors are not included in our comparator group because they are private corporations or partnerships (i.e. KMC Mining, Thompson Bros.) or smaller divisions of larger corporations with insufficient compensation information available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of individual performance, industry knowledge base, professional degrees and certifications, relevant skills, abilities, years of service, executive experience and market conditions.

In comparison to the peer group, NACG is positioned between the 40th and 46th percentiles on revenue, market capitalization and assets and above the 50th percentile on EBITDA (100th percentile) and net income (54th percentile).

Management Information Circular March 22, 2022	21	North American Construction Group Ltd.

Company Name (dollars in millions) (i)	Revenue(ii)	Market Cap.	Total Assets	EBITDA	Net Income	City, Province

AECON GROUP INC.	$3,966	$1,018	$3,392	$73	$70	Toronto, ON

SECURE ENERGY SERVICES INC.	$2,901	$1,621	$3,141	$129	$(76)	Calgary, AB

BIRD CONSTRUCTION INC.	$2,177	$527	$1,158	$74	$53	Mississauga, ON

WAJAX CORPORATION	$1,616	$520	$1,073	$135	$56	Mississauga, ON

CES ENERGY SOLUTIONS CORP.	$1,041	$518	$993	$81	$66	Calgary, AB

CALFRAC WELL SERVICES LTD.	$925	$158	$948	$64	$71	Calgary, AB

BADGER INFRASTRUCTURE SOLUTIONS LTD.	$546	$1,096	$627	$52	$(4)	Calgary, AB

TRICAN WELL SERVICE LTD.	$509	$690	$580	$76	$(21)	Calgary, AB

TOTAL ENERGY SERVICES INC.	$380	$263	$823	$46	$(3)	Calgary, AB

PASON SYSTEMS INC.	$207	$951	$380	$62	$34	Calgary, AB

North American Construction Group Ltd.	$812	$546	$869	$150	$51	Acheson, AB

Percentile Positioning	43%	46%	40%	100%	54%

(i)Source: Mercer Canada Ltd.

(ii)Information is from public filings for the most recently reported four quarters, available as at February 23, 2022. The revenue of the Corporation in the above chart is “Total Combined Revenue”, which is a non-GAAP measure that includes revenue from certain equity-accounted joint ventures that would otherwise not be included. The Corporation feels that “Total Combined Revenue” provides a more accurate reflection of the size the Corporation than revenue determined strictly in accordance with GAAP. See the Corporation’s most recently filed Management Discussion & Analysis for the year ended December 31, 2021 for further details on “Total Combined Revenue” and non-GAAP measures generally.

2021 Compensation Decisions Regarding NEOs

STIP Program Objectives and Results

For the year ended December 31, 2021, the following Corporate STIP targets were recommended by the HRCC and approved by the Board under the STIP program, with achievement as indicated:

Metric	2021 Target and Achievement	Actual STIP Score

Financial Performance (90% weighting)

Bonus EBIT (50% weighting)	The Corporation achieved $60.5M Bonus EBIT from continuing operations, or 119.9%. Target was to achieve $50.5M EBIT.	129.5%
Bonus EBITDA (50% weighting)	The Corporation achieved $168.8M Bonus EBITDA from continuing operations, or 109.5%. Target was to achieve $154.1M EBITDA.

Safety Performance (10% weighting)

Total Recordable Injury Rate (“TRIR”)	In 2021, there were a total of 11 reportable injury cases, resulting in a TRIR of 0.46. Target was to achieve a TRIR of 0.50 or less.	100%

For the fiscal year 2021 the financial metrics used in the STIP performance metrics were Bonus EBIT and Bonus EBITDA, equally weighted and comprising 90% of the overall Corporate performance measures. With respect to each of the Bonus EBITDA and Bonus EBIT targets, the STIP provides for payout of 0% of target payout if less than 75% of target performance is achieved, 25% of target payout if 75% of target performance is achieved, 75% of target payout if 87.5% of target performance is achieved, 100% of target payout if 100% of target performance is achieved and a maximum payout of 150% of target payout if 125% or more of target performance is achieved (with intermediate achievement being interpolated on a linear basis and with maximum payout for the CEO (and Executive Chair for 2021) being 200% of target payout, as per the CEO’s written employment agreement (and Executive Chair’s Amended and Restated employment agreement dated December 16, 2020).

Management Information Circular March 22, 2022	22	North American Construction Group Ltd.

For the fiscal year 2021 the Corporation achieved $60.5 million in Bonus EBIT, amounting to 119.9% of the target, and $168.8 million in Bonus EBITDA, amounting to 109.5% of the target. These achievements resulted in an STIP payout on financial metrics equal to 129.5% of target payout.

We continue to strive for zero workplace injuries. For that reason, safety performance continues to be an important factor to achieving our STIP goals. In 2021, the Total Recordable Injury Rate (“TRIR”), which is an industry and nationally-recognized standard safety measure, was used as the safety metric. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION - Short-Term Incentive Plan in this document for the calculation for TRIR).

In 2021, there were 11 recordable injuries, resulting in a TRIR of 0.46. We recorded 4.77 million exposure hours, an increase of almost 1.5 million hours from 2020. Along with the increase in hours, the reportable injury count also increased by three. With a 0.50 TRIR or less target for 2021, the safety performance measure was deemed achieved and 100% of the safety portion of the STIP was paid out.

The TRIR has consistently been under the 0.50 frequency since 2015, which is a commendable achievement considering the safety-senstive nature of the work in the mining and heavy construction industry and the large number of exposure hours recorded.

Combined financial and safety performance, once weighted, resulted in an overall STIP score of 126.5%.

Management Information Circular March 22, 2022	23	North American Construction Group Ltd.

Executive Team Achievement Highlights and Awards – 2021

The Executive team continued its focus on the Corporation’s’ strategies throughout 2021. The achievements of NEO overall Corporate performance and each NEO’s goals are aligned with the elements of the Corporation’s strategies, as summarized below.

CORPORATE BUSINESS STRATEGY

Execution Excellence
Provide the best standard of client customer service in terms of safety, quality and productivity that exceeds our client’s expectations and our competitors’ capabilities.
Enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through the leveraging our reliability programs, technical improvements and management systems.
Focus on the safety of our people and our relationships as we emerge from the pandemic, maintaining an uncompromising commitment to health and safety, while elevating the standard of excellence in the field.

Corporate Excellence
Seek efficiencies through corporate strategies that continue to build and enhance the company’s profitability and management of working capital.
Our continued commitment to the development of sustainability targets and consistent measurement of progress to those targets.

Growth & Diversification
Continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

Talent Management
Continuously build upon the Corporation’s bench strength by supporting the career development and enhance the job satisfaction of our employees through training and development at all levels within the organization.

Each member of the executive team is accountable for achieving certain results based on the Corporation’s strategic objectives and financial and safety targets. The degree to which the Corporation achieves these goals is the degree to which the NEOs will see their compensation in the form of “at-risk” pay increase. Because much of the “at-risk” pay is directly aligned with the Corporation’s share price, the variable pay is strongly aligned with shareholders’ interests. The following are the major achievements of each NEO in 2021 and their respective awards:

Management Information Circular March 22, 2022	24	North American Construction Group Ltd.

Martin R. Ferron

Mr. Ferron transitioned from the position of Chief Executive Officer to that of Executive Chair of the Board effective January 1, 2021, where he provided continuous support to his successor, Mr. Lambert, and other members of the executive team and championed the Corporation’s Mission, Vision and Values as inspiration to achieving the Corporation’s strategic objectives.

MISSION

To grow the long-term wealth of shareholders by leading our industry in the provision of best value construction & mining services to our customers while maintaining a strong employee base and financial position.

VISION

The heavy construction & mining contractor that:

i) everyone wants to works for,

ii) everyone wants to hire, and

iii) everyone wants to own

CORE VALUES

• Everyone Gets Home Safe	• Ethics, Integrity & Respect

• Operational Excellence	• Our People, Our Culture

• Indigenous Collaboration	• Regard for the Environment

Mr. Ferron’s base salary has been held at $625,000 per annum since July 2013. Mr. Ferron’s total direct compensation at target is comprised of 71% of pay “at-risk” through short and long-term incentive plans, with 42% of his long-term incentive plan awards tied to the Corporation’s share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, which have a TSR performance metric measured against the peer group.

Management Information Circular March 22, 2022	25	North American Construction Group Ltd.

Executive Chairman Total Direct Compensation Target Pay Mix

	2021 LTIP Awards
	2021 LTIP Component	Number of Units	Grant Date Value ($)
	RSUs(a)	18,620	375,007
	PSUs(b)	27,930	562,510
	Total	46,550	937,517

Under the STIP, Mr. Ferron’s annual incentive award is targeted at 100% of annual base salary. In his capacity as Executive Chair, Mr. Ferron’s goals were the financial and safety goals of the Corporation under the STIP, as outlined above. These Corporate achievements resulted in a STIP payout at 110.2% of target for Mr. Ferron, which resulted in a STIP award of $688,744 for the year ended December 31, 2021.

As discussed above, the role of Executive Chair was a transitional one that terminated on December 31, 2021. Mr. Ferron continues as a director of the Corporation and as Chair of the Board. As of January 1, 2022, he is no longer considered an executive officer of the Corporation, however, and is now solely compensated as a director.

Joseph C. Lambert

In his role as President and Chief Executive Officer, Mr. Lambert is responsible for providing overall leadership and direction to the business to achieve the Corporation’s strategic goals and objectives.

Upon appointment to his position as President and CEO, Mr. Lambert’s base salary was increased to $570,000 effective January 1, 2021. Mr. Lambert’s total direct compensation at target was comprised of 73% of pay “at-risk” through short- and long-term incentive plans, with 46% of his long-term incentive awards tied to the Corporation’s share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, which have a TSR performance metric measured against the peer group.

Management Information Circular March 22, 2022	26	North American Construction Group Ltd.

President & CEO Total Direct Compensation Target Pay Mix
	2021 LTIP Awards
	2021 LTIP Component	Number of Units	Grant Date Value ($)
	RSUs(a)	19,812	399,014
	PSUs(b)	29,717	598,500
	Total	49,529	997,514

Under the STIP, Mr. Lambert’s annual incentive award is targeted at 100% of annual base salary and is entirely linked to achievement of Corporation’s financial and safety targets.

These Corporate achievements resulted in an STIP payout at 126.5% of target for Mr. Lambert, which resulted in a STIP award of $721,141 for the year ended December 31, 2021.

Jason W. Veenstra

As Executive Vice-President and Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.

Mr. Veenstra joined the Corporation on September 10, 2018, at a base annual salary of $285,000. A market review against the Corporation’s peer group resulted in a 12% increase effective March 1, 2020 to $320,000. Mr. Veenstra’s total direct compensation at target is comprised of 67% of pay “at-risk” through short- and long-term incentive plans, with 34% of his regular annual long-term incentive plan awards tied to the Corporation’s share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, which have a TSR performance metric measured against the peer group.

Management Information Circular March 22, 2022	27	North American Construction Group Ltd.

EVP & CFO Total Direct Compensation Target Pay Mix
	2021 LTIP Awards
	2021 LTIP Component	Number of Units	Grant Date Value ($)
	RSUs(a)	6,356	128,010
	PSUs(b)	9,534	192,015
	Total	15,890	320,025

Under the STIP, Mr. Veenstra’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Veenstra’s individual goal achievements included the following:

Execution Excellence:

Led stewardship and optimization of record free cash flow (“FCF”), which allowed for all three capital allocation initiatives in 2021:

○  Debt reduction,

○  Share purchases, and

○  Growth spending

Execution of extension of credit facility to October 8, 2024. In addition to the extension of existing favorable terms, amendments were incorporated that provide greater flexibility in operating through joint ventures, including those joint ventures related to larger contracts under public-private partnership financing models.

Key member of ESG team tasked with advancing sustainability policies & programs and, in particular, the issuance of the Corporation’s inaugural 2021 Sustainability Report.

Growth and Diversification:

Provided direct financial support as a member of the special purpose vehicle (SPV) in the Fargo-Moorhead project bid which became the successful proponent in June 2021.

Successful acquisition and integration of DGI Trading based in New South Wales, Australia, which is a strategic and vertically integrated business line and further advanced our revenue and geographic diversification objectives.

Provided financing, liquidity and the required economic support to fund growth of component rebuild programs and facilities in 2021.

Management Information Circular March 22, 2022	28	North American Construction Group Ltd.

Corporate Excellence:

On-going financial management of corporate balance sheet allowed the Corporation accurate financial data and forecasting and steered the Corporate short-term and long-term business strategy:

○  Net & senior debt reduced by $17M and $127M, respectively, in 2021 from various initiatives in addition to free cash flow generation:

•  Several working capital initiatives put in place to minimize cash investments impact while in growth mode;

•  In particular, inventory turns managed diligently along with vendor-managed programs to maintain optimal inventory levels;

•  Debentures successfully completed in June 2021 allowed for a direct reduction in senior debt;

•  Worked directly with joint ventures to establish financing required to fund heavy equipment purchases.

○  Effectively managed cash balances of various entities through the continued impacts of the COVID-19 pandemic.

○  Completed 2020 NCIB in March 2021 and purchased maximum number of shares available under the program.

Led Corporate financial strategy and supported operational decision-makers through the use of continuous forecasting and refined reporting systems, while maintaining regulatory filing requirements:

○  Allowed forecasted reporting of complex key performance indicators such as contractual backlog, equipment utilization and diversification targets.

Oversight of inter-department process improvements to deliver stream-lined services to the business:

○  Public disclosure changes and policies implemented during the year to enhance readability and understanding for our various stakeholders (primary example is the new reporting of “combined revenue”);

○  Continued improvements in forecasting accuracy and reporting allowed for improved business decision-making & visibility;

○  Successful completion of several IT projects during 2021 that focused on cyber security and risk mitigation projects, as well as implementing the enterprise resource planning (ERP) upgrades required to supporting our growing business.

Talent Management:

Provided development opportunities through education and experience to all members of the Finance, Information Technology, Procurement and Corporate Business Services teams with a view for leadership and engagement among employees.

Consistent and steady management of organizational structure for the four departments, ensuring productivity and accountability throughout a year that was unpredictable, with an employee base who generally worked from home offices.

These goal achievements resulted in an STIP payout at 126.5% of target for Mr. Veenstra, which resulted in a STIP award of $404,851 for the year ended December 31, 2021.

Barry W. Palmer

In his role as Chief Operating Officer, Mr. Palmer is responsible for driving operational excellence for NACG’s heavy construction and mining business activities, projects and assets, as well as maintenance services, with oversight of operations activities, asset management, maintenance, and support services including: estimating and business development. Mr. Palmer develops the strategy for operations in the Oil Sands region and the Corporation’s newly expanded project locations in Canada and the United States. Mr. Palmer represents the Corporation in industry and in client relations and inspires a progressive employee relations culture and strong safety culture in support of the Corporate strategies.

Upon appointment to his position as Chief Operating Officer, Mr. Palmer’s base salary was increased to $350,000 effective January 1, 2021. Mr. Palmer’s total direct compensation at target was comprised of 67% of pay “at-risk” through short and long-term incentive plans, with 34% of his long-term incentive plan awards tied to the Corporation’s share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, which have a TSR performance metric measured against the peer group.

Management Information Circular March 22, 2022	29	North American Construction Group Ltd.

COO Total Direct Compensation Target Pay Mix
	2021 LTIP Awards
	2021 LTIP Component	Number of Units	Grant Date Value ($)
	RSUs(a)	6,952	140,013
	PSUs(b)	10,428	210,020
	Total	17,380	350,033

Under the STIP, Mr. Palmer’s annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Palmer’s individual goal achievements included the following:

Execution Excellence:	Actively supporting the Corporation’s journey to zero workplace incidents, with the following 2021 safety performance metrics:

○ A Total Recordable Injury Rate (“TRIR”) of 0.46, beating target of 0.50. See further explanation of the TRIR within this discussion and analysis;

○  A Disabling Injury Rate (“DIR”) of 0.38, substantially better than the mining industry average of 2.19. The Disabling Injury rate measures the number of times per 100 person years worked that a work-related injury caused a loss time claim or resulted in modified duties; and

○ Continued standard of excellence, despite the safety and workforce challenges presented by COVID-19, our work on three major project sites continued in a safe manner, without shut-downs in 2021.

Successful equipment maintenance service offerings through joint ventures, with solid revenue stream and equipment repair cost savings achieved.

Building a telematics system to monitor the health and production data on our diverse fleet of 900+ pieces of heavy equipment.

Management Information Circular March 22, 2022	30	North American Construction Group Ltd.

Growth and Diversification:	On-going review and evaluation of potential projects that meet the Corporation’s business strategy.

Delivering partnership, project management and estimating leadership, resulting in the significant contract award of Fargo-Moorhead flood diversion project in the United States with our partners Acciona and Shikun & Binui. NACG share of the project revenue will be approximately $650 million over the life of the contract. This award marked the largest infrastructure project in the Corporation’s history.

The establishment of a project team, including external engineering and technical experts to commence feasibility studies for the blending of hydrogen and diesel fuels in high horsepower combustion engines.

Corporate Excellence:	Cultivating positive relationships with our Indigenous partnerships that are mutually rewarding and beneficial for the communities and environments in which we carry out our business.

Talent Management:

Providing formal support of our Apprenticeship program for the training of our maintenance employees.

○  58% Increase in Apprenticeships in 2021 over 2020;

○  41 Promotions / Internal progressions (entry into an Apprenticeship program or promotions to higher-level positions within the company).

Encouraging positive union relationships, particularly throughout the Collective Bargaining processes in 2021, resulting in the successful ratification of our major union collective agreement in early 2022.

Supporting the development of leaders in Operations and Maintenance by promoting learning opportunities through education and experience.

Over 3,100 in-house training and development courses taken by employees, which included:

○  Health and Safety Training

○  Indigenous Awareness

○  Mental Health Awareness

○  Technical Training

○  Leadership Training

○  Project Management Training

○  Respect in the Workplace Training

These goal achievements resulted in an STIP payout at 126.5% of target for Mr. Palmer, which resulted in a STIP award of $442,806 for the year ended December 31, 2021.

Jordan A. Slator

As General Counsel and Vice President, Mr. Slator leads all aspects of the legal issues affecting the business of our publicly-traded company, including securities and corporate governance compliance, ensuring maximum protection of the Corporation’s legal rights and ensuring that the Corporation is achieving its optimal level of risk.

Following a market review against our peer group, Mr. Slator’s base salary was increased 12.8% from $235,000 to $265,000 effective July 1, 2021. Mr. Slator’s total direct compensation at target is comprised of 53% of pay “at-risk” through short and long-term incentive plans, with 20% of his long-term incentive plan awards tied to the Corporation’s share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, which have a TSR performance metric measured against the peer group.

Management Information Circular March 22, 2022	31	North American Construction Group Ltd.

VP & General Counsel Total Direct Compensation Target Pay Mix

	2021 LTIP Awards
	2021 LTIP Component	Number of Units	Grant Date Value ($)
	RSUs(a)	2,369	47,712
	PSUs(b)	3,553	71,557
	Total	5,922	119,269

Under the STIP, Mr. Slator’s annual incentive award is targeted at 70% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Slator’s individual goal achievements included the following:

Execution Excellence:	Key member of ESG team tasked with advancing sustainability policies & programs and, in particular, the issuance of the Corporation’s inaugural 2021 Sustainability Report.

Led the issuance of the Corporation’s 5.50% convertible debenture offering for aggregate gross proceeds of $74.8 million.

Finalized an extension of the Corporation’s credit facility to October 8, 2024, which also included amendments providing greater flexibility to operate through joint ventures, thereby allowing the Corporation to continue its pursuit of larger-scale contracts and contracts with public private partnership financing models.

Finalized equipment leasing facility in the amount of $45M for the Mikisew North American Limited Partnership, allowing the Corporation to support greater business activity in one of its key Indigenous joint ventures.

Finalized a restructuring of the Corporation’s Nuna Logistics joint venture.

Growth and Diversification:	Led acquisition of DGI Trading, based in New South Wales, Australia, including establishment of legal structures and risk mitigation measures in relation to operating in Australia.

Provided leadership in relation to the company’s successful bid on the Fargo-Moorhead Flood Diversion Project, the largest infrastructure project in the Company’s history, including establishment of the joint venture structures with our consortium partners and further expansion of business within the United States

Provided support and leadership in expansion of the Corporation’s repair and rebuild facilities, including related joint venture relationships

Management Information Circular March 22, 2022	32	North American Construction Group Ltd.

Corporate Excellence:	Led the continued improvement and refinement of the Corporation’s legal and risk management strategies, including support of operational decision-makers.

Provision of legal and intellectual property support in relation to the Corporation’s environmental-related technology initiatives.

These goal achievements resulted in an STIP payout at 126.5% of target for Mr. Slator, which resulted in a STIP award of $221,512 for the year ended December 31, 2021.

(a)Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2021 grant date ($20.14).

(b)Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares July 1, 2021 grant date ($20.14).

Share Ownership Guidelines

As part of the Corporation’s effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed a member of executive management. All share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, DSUs or RSUs. Once the share ownership threshold is achieved, the number of NACG Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the aggregate number of NACG Common Shares, DSUs or RSUs that was required to achieve compliance must be maintained to remain compliant, regardless of a subsequent decrease in NACG Common Share price.

The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2021:

Named Executive Officers	Share Ownership Target as a Multiple of Salary	In Compliance Yes/No

Martin R. Ferron (a)	4.0x	Yes

Joseph C. Lambert	4.0x	Yes

Jason W. Veenstra	1.5x	Yes

Barry W. Palmer	1.5x	Yes

Jordan A. Slator	1.0x	Yes
(a)Mr. Ferron is in compliance with the Board of Directors’ Share Ownership Guidelines

Executive Compensation Alignment with Shareholder Interests

Performance Graph and Table

The following graph compares the percentage change in the cumulative NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $5.18 on the last trading day of December 2016, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Oil and Gas Index for the period from December 31, 2016 to December 31, 2021. On the last trading day of December 2021, NACG Common Shares closed at $19.19 per NACG Common Share on the TSX.

Management Information Circular March 22, 2022	33	North American Construction Group Ltd.

The chart below displays that the NACG share price significantly out-performed the indices in 2021.

December 31,	2017($)	2018($)	2019($)	2020($)	2021($)

NACG (TSX)	121.24	234.56	303.86	240.15	370.46

S&P/TSX Index(i)	106.03	93.69	111.62	114.04	138.82

S&P/TSX Oil & Gas Index(i)	88.06	65.65	71.66	49.31	77.97

NEO Total Direct Compensation ($ M)(ii)	4.72	5.98	5.06	4.95	7.41

(i) Source: S&P Dow Jones Indices LLC.

(ii) NEO Total Direct Compensation represents: Salaries Earned, Shared Based Awards, STIP Awards, and other nominal cash compensation received by the NEOs in the applicable reporting year. Refer to the Summary Compensation Table herein.

The graph above shows the total direct compensation of the Corporation’s NEOs over the same five-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs generally follows a similar trend to the NACG share value on the TSX, where in a reporting year, NACG share value was lower, the NEO total direct compensation was lower; conversely when the NACG share value increased, the NEO total direct compensation also increased. NEO compensation is directly linked to share value, with long-term awards tied to the financial performance of the Corporation and, in particular, to TSR.

In considering NEO Total Direct Compensation over the previous five years, as set out above, two events should be noted: (a) the Corporation added the position of CFO in September of 2018, which increased NEO Total Direct Compensation; and (b) as discussed above, 2021 served as a transition year with the Corporation having both an Executive Chair and a CEO, resulting in an unusual and temporary one-year increase in NEO Total Direct Compensation which will normalize with the position of Executive Chair being eliminated as of January 1, 2022.

Trends Between NEO Compensation and Shareholder Value

To best demonstrate the link between NACG’s NEO compensation and shareholder return on investment, the following graph is included, displaying the Corporation’s CEO’s (Mr. Ferron’s compensation for years 2017 through 2020 and Mr. Lambert’s compensation for year 2021) total direct compensation target, summary compensation

Management Information Circular March 22, 2022	34	North American Construction Group Ltd.

reported and realized (actual) pay for each of the five years 2017 - 2021, ending December 31, 2021. The graph also indicates the cumulative return for $100 invested in NACG Common Shares over the same period.

As described in our “Executive Compensation Philosophy”, aligning executive compensation with shareholder interests is a key priority for the HRCC and the Corporation. Target compensation for the CEO position has remained relatively unchanged over the last five years. Beginning In 2018, when the NACG’s share price began to rise significantly, the CEO (Mr. Ferron) realized gains from prior award years by exercising share options in 2018, 2019 and 2020, and the benefit of increased value in RSU and PSU settlements, directly tied to share value, in the years 2018 to 2021. As was not uncommon, the Corporation experienced a decline in share price in 2020, primarily due to the pandemic and global market uncertainty. In 2021, however, the share price rebounded and with the award of new projects and joint ventures, increased and extended contract scopes, successful indigenous partnerships, and the acquisition of a component supply company, the NACG share price remained high, providing strong shareholder value and thereby increasing the realized pay component pertaining to LTIP settlements.

CEO Compensation vs. NACG TSX-Indexed Value for the Years 2017-2021

•	The CEO’s target compensation has remained relatively unchanged over this five-year period. Chart data represents CEO Compensation (Martin Ferron 2017 - 2020 and Joseph Lambert 2021).

•

As the NACG share price has risen, Realized Pay has increased. Realized Pay includes settlements from past awards of equity shares and cash settlements of vested and exercised share options. These actual, realized gains demonstrate the incentive purpose of the LTIP.

•	The indexed value of $100 of NACG shares increased 54% in 2021 over 2020.

Definitions:

•	Target Compensation – Base pay, annual incentive at target performance, grant value of long-term incentive awards.

•

SCT Pay – Compensation as reported in the Summary Compensation Table (SCT) includes base pay, annual incentive paid, grant value of long-term incentive awards and value of reinvested dividends upon record date.

Management Information Circular March 22, 2022	35	North American Construction Group Ltd.

•	Realized Pay – Base pay, annual incentive paid, payouts of long-term incentive awards, including exercised share options.

•	NACG (TSX) Indexed Value – Value of $100 invested in NACG shares on December 31, 2016.

Human Resources & Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions and the executive management itself. Each HRCC committee member brings human resources and executive compensation oversight, as well as financial knowledge and industry experience.

The members of the HRCC, as of the fiscal year end, December 31, 2021, are:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience

Thomas P. Stan	Chair

Direct experience managing compensation and human resources matters as Chair and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 20 plus years.

Bryan D. Pinney	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2015.

Direct experience overseeing compensation programs as part of his various managing partner roles.

Chair of the Human Resources & Compensation Committee of TransAlta Corporation, member of the Human Resources & Compensation Committee of Sundial Growers Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.

Maryse C. Saint-Laurent	Member

Over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.

Served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios.

Serves, or has served, as Chair of compensation committees of public corporations and a public service entity.

HRCC RESPONSIBILITY

The HRCC is charged with the responsibility for supervising board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate.

Management Information Circular March 22, 2022	36	North American Construction Group Ltd.

Compensation Governance

Under this mandate, the Board has approved a Committee Charter which outlines the responsibilities of the HRCC, which include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c)

review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation programs and summary compensation for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In the Charter, “Executive Management” includes the President and CEO, COO, EVP and CFO, Senior Vice President(s) and Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to: the Share Option Plan, Deferred Share Unit (DSU) Plan, and the Performance Share Unit (PSU) Plan and Restricted Share Unit (RSU) Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in the Charter.

Risk Management

As a key part of its oversight of Board and executive compensation, the HRCC considers the implications of the risks associated with the Corporation’s compensation policies, including obtaining advice of external compensation experts and both internal and external legal counsel to identify and mitigate such risks. The key risks identified by the HRCC in relation to compensation are: (a) ensuring alignment of executive behavior with shareholder interests; (b) ensuring executives are not rewarded for taking undue risks outside the established risk tolerances for the Corporation; (c) ensuring compensation is at market levels to be able to attract and maintain talented executives while not over-paying for their services; (d) ensuring the Corporation’s compensation plans encourage a balance between short-term and long-term results. The HRCC believes that it has implemented policies, procedures and compensation plans and mechanisms that mitigate all of these risks, including taking the following actions:

•

Made a majority of the targeted annual compensation of each NEO “at-risk” and contingent on achieving pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;

•	Regularly benchmarked base, variable and total compensation against a peer group of organizations selected by the HRCC as relevant for compensation benchmarking purposes;

•

Structured the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;

Management Information Circular March 22, 2022	37	North American Construction Group Ltd.

•	Changed the STIP targets to 45% Adjusted EBITDA, 45% Adjusted EBIT and 10% safety, starting in 2018, thereby placing an emphasis on the Corporation’s income and cash flow within the incentive plan;

•	Set a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets (while also capping the STIP payout for the CEO and other NEOs);

•	Provided the executive team members with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the Corporation and tied to share price;

•

Implemented a system whereby RSUs and PSUs are paid out in shares of the Corporation rather than in cash, thereby encouraging share ownership by a broad group of the Corporation’s management employees;

•

Adopted formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position and sought independent compensation consultant advice to ensure these guidelines are in-line with market best practices;

•	Implemented a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;

•	Granted RSUs and PSUs annually, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

•	Provided strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances;

•

Implemented a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee; and

•

Implemented a formal executive compensation claw-back policy which ensures executive officers are not able to benefit through an overpayment of performance-based compensation that is based on an error or omission in determining the compensation, the misconduct of the executive officer or a restatement of financial results (other than a restatement caused by a change in applicable accounting rules or interpretations).

Independent Advice

The HRCC and management use the services of specialized and independent compensation consultants to assist in carrying out their mandate with respect to executive appointments and compensation governance.

The consultants may be engaged to:

•	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

•	assist management in the development of the various programs within our compensation framework;

•	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs;

•	provide recommendations to the HRCC such as appropriate compensation structure and composition of an appropriate peer group; and

•	provide custom reporting data based on peer group financial results.

It is not a requirement of the HRCC to obtain prior approval from the Board to retain the services of specialized or independent compensation consultants. The HRCC may engage the services of a consultant to analyze and mitigate compensation risk to the Corporation. Mercer (Canada) Limited (“Mercer”), an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors and was first retained in 2012 on executive compensation matters.

The HR Committee Chair may meet privately with the independent consultant before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HR Committee meets with the independent advisor in camera without management present when compensation is reviewed.

Management Information Circular March 22, 2022	38	North American Construction Group Ltd.

Mercer was engaged throughout 2021 by the HRCC as its independent compensation consultant to provide advice to the HRCC regarding executive compensation, the composition of the Corporation’s comparator group, and to provide total shareholder return reporting in comparison to the peer group. One other consultant was used for advice regarding Executive employment agreement preparation. The following table sets out the fees paid to these consultants with respect to executive compensation for the years ending December 31, 2020 and December 31, 2021:

Consultant	2021 Fees	2020 Fees

Mercer (Canada) Limited	$67,335	$120,600

Burnet Duckworth & Palmer LLP	18,750	nil

Total Fees Paid	$86,085	$120,600

Summary of 2021 HRCC Actions:

The HRCC held five meetings during calendar year 2021, each of which included an in-camera session without management present. In-camera sessions were also held with its external independent compensation advisor where executive compensation was discussed.

The following is a summary of the HRCC actions in 2021:

Responsibility	2021 Highlights

Executive Compensation	Reviewed the 2020 Corporate performance and made recommendations to the Board on the CEO and other NEO’s annual STIP payments;

Reviewed and made recommendations for approval to the Board for the 2021 STIP performance criteria and targets;

Reviewed the Corporate Business Strategy and set goals for the CEO which align with the Corporation’s strategy and financial outlook;

Engaged the services of an independent consultant to review and provide advice on its executive compensation best practices;

Reviewed the Corporation’s long-term incentive plan (LTIP) progress with quarterly reports on total shareholder return in relation to its peer group;

Reviewed executive pay, including base salary and total direct compensation in relation to comparable positions within the Corporation’s peer group; and

Reviewed and approved the annual LTIP grants and settlement awards.

Recommended that the Board terminate the Corporation’s Option Plan, which termination was approved by the Board in November of 2021

Compensation Oversight and Disclosure	Employed the services of an independent consultant to review and provide advice on the Compensation Discussion and Analysis portion of the Management Information Circular for advice on best practices;

Oversight of Compensation Programs, Policies and Practices	Reviewed and approved corporate human resources policies and guidelines.

Talent Management and Succession	Conducted quarterly updates and consequential discussions regarding the Corporation’s leadership strategy, including leadership competency gaps against business requirements and succession planning.

Employee Engagement, Diversification and Inclusion	Reviewed employee demographic information contained in the ESG report as it relates to compensation and made recommendations for future action.

Management Information Circular March 22, 2022	39	North American Construction Group Ltd.

Summary Compensation Table

The following table sets forth the annual compensation for the year ended December 31, 2021 and the two years prior, paid or granted to, the NEOs:

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary Earned ($)(a)	Share- based Awards ($)(b)	Option- based Awards ($)(c)	Annual Incentive Plan (STIP) ($)(d)	Long-term Incentive Plans	Pension value ($)(e)	All other Compensation ($)(f)	Total Compensation

Martin R. Ferron	2021	625,000	937,517	nil	688,744	N/A	31,251	18,000	2,300,512

Chair of the Board	2020	625,000	937,507	nil	249,267	N/A	31,250	18,375	1,861,399
	2019	625,000	937,505	nil	472,362	N/A	31,250	18,000	2,084,117

Joseph C. Lambert	2021	570,000	997,514	nil	721,141	N/A	28,500	19,020	2,336,175

President and Chief Executive Officer	2020	410,000	533,010	nil	163,519	N/A	20,500	61,783	1,188,812
	2019	383,750	375,016	nil	290,085	N/A	19,187	18,000	1,086,038

Jason W. Veenstra	2021	320,000	320,025	nil	404,851	N/A	16,000	19,020	1,079,896

Executive Vice President and Chief Financial Officer	2020	314,166	320,010	nil	125,368	N/A	15,709	18,510	793,763
	2019	285,000	285,023	nil	215,397	N/A	14,250	18,000	817,670

Barry W. Palmer	2021	350,000	350,033	nil	442,806	N/A	17,500	19,020	1,179,359

Chief Operating Officer	2020	320,000	320,010	nil	95,719	N/A	16,001	18,510	770,240
	2019	304,250	194,362	nil	172,484	N/A	15,212	18,000	704,308

Jordan A. Slator	2021	250,000	119,269	nil	221,512	N/A	12,500	19,180	622,461

Vice President and General Counsel	2020	230,483	105,763	nil	65,607	N/A	11,524	22,990	436,367
	2019	220,000	96,771	nil	116,412	N/A	11,000	18,000	462,183

(a) Salary earned reflects base salary for the period January to December for the applicable reporting year.

(b) Reflects the July 1st regular annual RSU and PSU grant value for each NEO. Refer to the Executive Team Achievement Highlights and Awards - 2021 LTIP Component section for the calculation of each NEO’s award.

(c) No Option-based Awards were granted in 2021, 2020 or 2019.

(d) Reflects the compensation value of the STIP award made to each Executive for the applicable reporting period. Mr. Ferron allocated 25% of his 2021 STIP, 25% of his 2020 STIP and 20% of his 2019 STIP to DSUs. Mr. Lambert allocated 20% of his 2021 STIP, 50% of his 2020 STIP and 20% of his 2019 STIP to DSUs. Mr. Veenstra allocated 25% of his 2021 STIP, 25% of his 2020 STIP and 50% of his 2019 STIP to DSUs. Mr. Palmer allocated 50% of his 2021 STIP, 50% of his 2020 STIP and 20% of his 2019 STIP to DSUs.

(e) Represents RRSP matching contributions received by the NEOs.

(f) Represents the vehicle allowance and smart phone allowance received by the NEOs. Mr. Lambert’s 2020 amount also includes a vacation payout for FY2020 in the amount of $43,273.

Management Information Circular March 22, 2022	40	North American Construction Group Ltd.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2021:

NEO	Number of shares or units of shares that have not vested (a)	Market or payout value of share- based awards that have not vested(b)	Number of Vested Share-based Awards(c)	Market or payout value of vested share-based awards not paid out or distributed(d)

Martin R. Ferron	195,190	3,745,697	213,660	4,100,130

Joseph C. Lambert	141,483	2,715,066	78,289	1,502,362

Jason W. Veenstra	75,478	1,448,427	10,317	197,993

Barry W. Palmer	70,249	1,348,080	69,738	1,338,277

Jordan A. Slator	25,810	495,285	nil	nil

(a) Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2021.

(b) RSU value is the NOA Closing Price as of December 31, 2021 on the TSX, which was $19.19 (Canadian dollars), for all awarded RSUs, as though the units were earned and settled on that date. PSU value is the NOA Closing Price as of December 31, 2021 on the TSX, which was $19.19 (Canadian dollars), for all awarded PSUs, as though the units were earned and settled on that date, multiplied by the TSR performance factor at target (100%).

(c) Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2021, with the exception of Mr. Slator, who does not have any DSUs.

(d) DSU value is the NOA Closing Price as of December 31, 2021 on the TSX, which was $19.19 (Canadian dollars), as though the earned units were redeemed on that date.

Outstanding Option-Based Awards

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Corporation has not issued options under its Share Option Plan since 2014, at which time Share Options under the LTIP were replaced by PSUs. On November 17, 2021, the Board terminated the Share Option Plan. No options were outstanding at the time of termination.

The following table confirms that there were no outstanding option-based awards held by any of the NEOs as of December 31, 2021.

NEO	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options

Martin R. Ferron	nil	N/A	N/A	nil

Joseph C. Lambert	nil	N/A	N/A	nil

Barry W. Palmer	nil	N/A	N/A	nil

Jason W. Veenstra	nil	N/A	N/A	nil

Jordan A. Slator	nil	N/A	N/A	nil

Management Information Circular March 22, 2022	41	North American Construction Group Ltd.

Incentive Plan Awards Vested or Earned During the Year

No option-based awards vested during the year ended December 31, 2021. The following table sets forth the value of share-based awards and non-equity incentive plan compensation that vested or was earned by the NEOs during the year ended December 31, 2021:

NEO	Share-Based Awards – Value Vested During the Year ($)(a)(b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(c)

Martin R. Ferron(d)	3,660,779	516,558

Joseph C. Lambert	1,596,829	576,913

Jason W. Veenstra(e)	838,016	303,638

Barry W. Palmer	978,904	221,403

Jordan A. Slator	371,571	221,512

(a)Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2021, multiplied by their fair market value on the record date (“FMV”), for all NEOs, with the exception of Mr. Slator, who does not hold any DSUs.

(b)Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted July 1, 2018, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2021, multiplied by the Closing Price on the TSX on June 30, 2021, which was $18.81. See also (c) regarding Mr. Ferron’s and (d) regarding Mr. Veenstra’s vested Share-Based Awards.

(b)This represents total STIP compensation for 2021 taken as cash (i.e., not taken as DSUs).

(d)Share-Based Awards - Represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2018, plus reinvested dividends and the equity settlements of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2018, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2019 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2020, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2021, multiplied by the Closing Price on the TSX on June 30, 2021, which was $18.81.

(e)Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted to Mr. Veenstra on September 10, 2018, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2021, multiplied by the Closing Price on the TSX on September 9, 2021, which was $17.48.

The following table details the number and value of share-based awards which vested and settled during 2021 for the NEOs:

2021 LTIP Settlements

Martin R. Ferron

LTIP Component	Number of Units Granted	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
July 1, 2018 RSU Grant - 3rd Tranche (a) (c)	15,452	125,007	499	15,951	300,037

July 1, 2019 RSU Grant - 2nd Tranche (a) (c)	8,999	124,996	233	9,232	173,658

July 1, 2020 RSU Grant - 1st Tranche (a)	14,740	124,995	183	14,923	280,699

July 1, 2018 PSU Grant (b)	69,531	562,506	2,245	143,552	2,700,217
Total	108,722	937,504	3,160	183,658	3,454,611

Joseph C. Lambert

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	18,542	150,005	599	19,141	360,037

PSUs (b)	27,813	225,007	898	57,422	1,080,110
Total	46,355	375,012	1,497	76,563	1,440,147

Management Information Circular March 22, 2022	42	North American Construction Group Ltd.

Jason W. Veenstra

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (d)	10,184	100,007	331	10,515	183,799

PSUs (e)	15,275	150,001	496	31,542	551,362
Total	25,459	250,007	827	42,057	735,161

Barry W. Palmer

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	9,610	77,745	310	9,920	186,601

PSUs (b)	14,415	116,617	465	29,761	559,802
Total	24,025	194,362	776	39,681	746,403

Jordan A. Slator

LTIP Component	Number of Units	Grant Value ($)	Reinvested Dividends	Number of Units Settled	Settlement Date Value ($)
RSUs (a)	4,784	38,703	154	4,938	92,893

PSUs (b)	7,176	58,054	232	14,815	278,678
Total	11,960	96,756	386	19,754	371,571

DSUs are not included in the above Totals, as the units are considered vested, but not redeemed.

(a) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date. The value in the case of the July 1, 2018 RSU Grant (and the July 1, 2019 RSU Grant - 2nd Tranche and July 1, 2020 - 1st tranche for Mr. Ferron’s RSU Grants) is the June 30, 2021 closing price on the TSX, which was $18.81. Rounding of Number of Units Settled may affect Settlement Date Value.

(b) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date, multiplied by the Performance Factor (based on the TSR performance against the Peer Group). The value in the case of the July 1, 2018 PSU Grant is the June 30, 2021 closing price on the TSX, which was $18.81, multiplied by a performance factor of 2.0. With a starting 30-day VWAP of $8.09 and an ending 5-day VWAP of $20.45, NACG’s TSR performance was 161%, ranking at 100thP and resulting in a settlement performance multiplier of 2.0. The VWAP is based on the 30-day or 5-day volume-weighted average price (as applicable to the process at the time of grant) of the Corporation’s share on the exchange (TSX or NYSE) with the highest trading volume. The TSR performance is evaluated by the Corporation’s compensation consultant. Rounding of Number of Units Settled may affect Settlement Date Value.

(c) Mr. Ferron’s RSUs vest 1/3rd per year over a three-year period.

(d) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date. The value in the case of the September 10, 2018 RSU Grant is the September 9, 2021 closing price on the TSX, which was $17.48. Rounding of Number of Units Settled may affect Settlement Date Value.

(e) Settlement Date Value is based on the closing price on the exchange (TSX or NYSE) with the highest trading volume on the vesting date, multiplied by the Performance Factor (based on the TSR performance against the Peer Group). The value in the case of the September 10, 2018 RSU Grant is the September 9, 2021 closing price on the TSX, which was $17.48, multiplied by a performance factor of 2.0. With a starting 30-day VWAP of $9.82 and an ending 5-day VWAP of $18.11, NACG’s TSR performance was 90%, ranking at 100thP and resulting in a settlement performance multiplier of 2.0. The VWAP is based on the 30-day or 5-day volume-weighted average price (as applicable to the process at the time of grant) of the Corporation’s share on the exchange (TSX or NYSE) with the highest trading volume. The TSR performance is evaluated by the Corporation’s compensation consultant. Rounding of Number of Units Settled may affect Settlement Date Value.

Deferred Compensation Plans

The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of Deferred Share Units “DSUs”. This LTIP compensation component is encouraged by the Board, as it increases an NEO’s ownership in the Corporation and promotes the pay for performance principle, where increased share price results in higher pay results. See below under “Deferred Share Unit Plan” in the Section on Board of Directors Compensation.

Management Information Circular March 22, 2022	43	North American Construction Group Ltd.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. The employment agreements clearly define the terms under which an NEO will be compensated in the event of his resignation, termination or in the event of a change in control and mitigates the financial risk to the Corporation. Mr. Lambert’s most recent employment agreement entitles him to receive payments in the event of a change in control of the Corporation, followed by the termination without cause or resignation of the NEO (referred to as “Double Trigger”). Mr. Ferron’s prior Executive Employment Agreement also contained this Double Trigger condition, however, it was superseded by his Retirement Agreement made effective January 1, 2022. None of the employment agreements with the other NEOs entitles the executive to receive a payment in the event of a change in control of the Corporation, followed by the termination of the NEO. The table below describes how each compensation element is treated for each NEO in the event of termination or in the event of a change in control:

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Share Options	Salary	Annual Base Salary (Factor)	STIP
Executive Chair (Formerly Chair & CEO) Martin R. Ferron	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	N/A
	Termination (other than for Cause)	N/A	N/A	Deemed to remain as earned, but no settlement is triggered	N/A	N/A
President & CEO Joseph C. Lambert	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable for a period of time determined by the HRCC.	No payment unless termination occurs following a Change in Control - “Double Trigger” (See Termination details below.)
	Change in Control and Termination by Executive	Deemed to be earned and settled as of the Termination Date.	Deemed to be earned and settled as of the Termination Date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs.	All outstanding share options become exercisable as of the Termination Date. Vested options are exercisable for 90 days.	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs.
	Termination (other than for Cause)	Deemed to be earned and the maturity date is as of the termination date.	Deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	All unvested options accelerate and vest as of the Termination Date; Vested options are exercisable for 30 days.	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs;

Management Information Circular March 22, 2022	44	North American Construction Group Ltd.

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSUs	PSUs	DSUs	Share Options	Salary	Annual Base Salary (Factor)	STIP
plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, Mr. Lambert will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.
All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	No additional payments due.
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Vested options are exercisable for 30 days	Paid to Termination Date, plus Annual Base Salary x Factor	Mr. Veenstra (1.0x); Mr. Palmer (1.5x); Mr. Slator (1.5x)	(i) 1.0 x 90% x # of days in the current fiscal year prior to the Termination Date, divided by 365 days of STIP target for the fiscal year in which the Termination Date occurs; plus (ii) If the Termination Date is prior to the payout of the Corporation’s prior fiscal year, the NEO will receive any bonus earned and owing to him under the STIP for the completed fiscal year prior to the Termination Date.

Management Information Circular March 22, 2022	45	North American Construction Group Ltd.

The table below shows the incremental payments, settlements or benefits to Mr. Veenstra, Mr. Palmer and Mr. Slator, that would have been triggered by, or would have resulted from, a termination or change in control as at December 31, 2021, based on their current executive employment agreements. For the most accurate disclosure, Mr. Ferron’s compensation on a change in control or termination is reflected based on his retirement agreement and the terms of his qualified retirement.

		RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	Event	RSU Value ($)(a)	PSU Value ($)(b)	DSU Value ($)(c)	Share Option Value ($)(d)	Salary ($)	Annual Base Salary (Factor)	STIP	Total ($)
Martin R. Ferron
	Change in Control	1,112,163	2,633,534	nil	N/A	nil	N/A	N/A	3,745,697
	Termination (other than for Cause) (e)	N/A	N/A	nil	N/A	nil	N/A	N/A	nil
Joseph C. Lambert
	Change in Control	1,086,042	1,629,024	nil	N/A	nil	N/A	nil	2,715,066
	Change in Control and Termination (f)	1,086,042	1,629,024	nil	N/A	855,000	1.5x	513,000	4,083,066
	Termination (other than for Cause) (f)	1,086,042	1,629,024	nil	N/A	855,000	1.5x	513,000	4,083,066
Jason W. Veenstra
	Change in Control	579,375	869,052	nil	N/A	nil	N/A	nil	1,448,427
	Termination (other than for Cause)	nil	nil	nil	N/A	320,000	1.0x	288,000	608,000
Barry W. Palmer
	Change in Control	539,232	808,848	nil	N/A	nil	N/A	nil	1,348,080
	Termination (other than for Cause)	nil	nil	nil	N/A	525,000	1.5x	315,000	840,000
Jordan A. Slator
	Change in Control	198,126	297,159	N/ A	N/A	nil	N/A	nil	495,285
	Termination (other than for Cause)	nil	nil	N/ A	N/A	397,500	1.5x	166,950	564,450

(a)RSU value is the NOA Closing Price as of December 31, 2021 on the TSX, which was $19.19 (Canadian dollars), for all outstanding and awarded RSUs, as though the earned units were settled on that date. Change of control accelerates vesting of RSUs; it does not increase the number. Termination other than for cause accelerates vesting of RSUs with respect to the CEO and results in forfeiture for other NEOs.

(b)PSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $19.19 (Canadian dollars), for all outstanding and awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%). Change of control accelerates vesting of PSUs; it does not increase the number. Termination other than for cause accelerates vesting of PSUs with respect to the CEO and results in forfeiture for other NEOs.

(c)DSU terms are not affected by a termination or change of control. The payout provisions remain the same regardless of the reason for departure.

(d)No outstanding Share Options were held by NEOs as at December 31, 2021.

(e)Mr. Ferron was granted a “Qualified Retirement” effective December 31, 2021, under the terms of the Restricted Share Unit Plan.

(f)Mr. Lambert’s RSUs and PSUs that are not earned shall be deemed to be earned pro-rata based on the number of days the RSUs and PSUs had been outstanding up to the Termination Date, as a proportion of the number of days they would be outstanding assuming they had been held for their full term. This calculation assumes all RSUs and PSUs are held for their full term.

Management Information Circular March 22, 2022	46	North American Construction Group Ltd.

The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Ferron resigned his position as CEO and assumed the position as Executive Chair until December 31, 2021. Mr. Ferron was thereafter granted a qualified retirement, with his awards and grants are governed under the Stock Option Plan and the Restricted Share Unit Plan, as they pertain to a change of control. Mr. Ferron is subject to certain non-competition agreements until such time as he no longer holds any awards, and certain confidentiality agreements until such time as the confidential information becomes publicly available. In the event of a change of control, all earned RSUs and earned PSUs are settled and Mr. Ferron’s DSUs remained earned, but no payment is triggered.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Lambert assumed his current position as President and CEO and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $855,000. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $513,000 as of December 31, 2021. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

In the event of a change of control, (i) all Earned RSUs shall be redeemed and settled within 90 days of the Change of Control, (ii) all RSUs that are not earned shall be considered to be earned as of the Change of Control and shall be redeemed and settled within 90 days of the Change of Control, (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Change of Control and shall be settled and redeemed following receipt of the results required to measure the performance criteria, and (iv) all options outstanding shall be deemed to vest immediately prior to the Change of Control and upon such vesting shall be immediately exercisable. Should Mr. Lambert terminate his employment with the Corporation within two years of the date of a Change in Control, Mr. Lambert’s executive employment contract calls for a retiring allowance equal to one and one-half times his annual base salary which equates to $855,000; additional retiring allowance equivalent to 90% of the STIP target pro-rated to the termination date, which equates to a maximum of $513,000, (i) any and all options granted to the Executive pursuant to the Share Option Plan that are not vested as of the Termination Date, shall accelerate and vest as of the Termination Date, and all vested options to acquire Shares shall thereafter be exercisable in accordance with the terms of the Share Option Plan for 90 days following the Termination Date, (ii) all RSUs that are not earned shall be considered to be earned as the Termination Date and shall be settled and redeemed within 90 days of the Termination Date, and (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Termination Date and shall be settled and redeemed following receipt of the results required to measure the performance criteria.

Jason W. Veenstra

In accordance with the provisions of Mr. Veenstra’s amended and restated executed employment agreement with his appointment to Executive Vice President and Chief Financial Officer, effective March 1, 2020, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $320,000 as of December 31, 2021. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $400,000 as of December 31, 2021. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $480,000 as of December 31, 2021. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $288,000 as of December 31, 2021. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra’s employment agreement is dependent on Mr. Veenstra’s compliance with such non-competition and confidentiality agreements.

Management Information Circular March 22, 2022	47	North American Construction Group Ltd.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s second amended and restated executive employment agreement effective January 1, 2021, Mr. Palmer assumed his current position as Chief Operating Officer (COO) and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $525,000. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $315,000 as of December 31, 2021. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Jordan A. Slator

In accordance with the provisions of Mr. Slator’s executed employment agreement with his appointment to Vice President and General Counsel effective October 1, 2019, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $397,500 as of December 31, 2021. In addition, if his employment is terminated by the Corporation without cause, Mr. Slator is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $166,950 as of December 31, 2021. Mr. Slator is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Slator’s employment agreement is dependent on Mr. Slator’s compliance with such non-competition and confidentiality agreements.

Board of Directors Compensation

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2021:

Director	Cash Fees Earned ($)	Share Based Awards Value ($)(a)	Total ($)
Ronald A. McIntosh	—	165,000	165,000
Bryan D. Pinney(b)	109,000	109,000	218,000
John J. Pollesel(c)	70,000	105,000	175,000
Maryse C. Saint-Laurent(d)	70,000	105,000	175,000
Thomas P. Stan(e)	90,000	90,000	180,000
Kristina E. Williams	66,000	99,000	165,000

Total	405,000	673,000	1,078,000

(a)

Award amounts reflect grant date fair market value of DSUs as calculated in accordance with the deferred share unit plan. The fair market value is based on the value of a share on the market (TSX or NYSE) with the highest trading volume for the five-days preceding the grant date. The number of DSUs is calculated by dividing the DSU award value by the fair market value. Using the five-day fair market value provides a more accurate value of a share, reducing the risk of awarding a higher or lower number of units based on immediate share price escalation, or reductions on the grant date.

(b)	Mr. Pinney was Chair of the Audit Committee and Lead Director for 2021.
(c)	Mr. Pollesel was Chair of the Operations Committee for 2021.
(d)	Ms. Saint-Laurent was Chair of the Governance and Sustainability Committee for 2021.
(e)	Mr. Stan was Chair of the Human Resources and Compensation Committee for 2021.

The current Director compensation program was put in place effective January 1, 2020 after consultation with Mercer. Under the program, each of the Corporation’s non-employee Directors receives an annual retainer of $165,000, with the Lead Director and the chairs of each of the Board committees receiving additional annual retainers as follows: Lead Director - $35,000, Chair of Audit Committee - $18,000, Chair of Human Resources and Compensation Committee - $15,000, Chair of Governance and Sustainability committee - $10,000, and Chair of the Operations Committee - $10,000. Neither Martin Ferron nor Joseph Lambert received any remuneration in 2021 for serving as directors over and above their compensation as executive officers. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. Directors do not receive option-based awards, non-equity incentive plan compensation, pension compensation or any other compensation not detailed in this section.

Management Information Circular March 22, 2022	48	North American Construction Group Ltd.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based.

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. DSUs may be granted to each member of the Board (the “Director Participants”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 60% (or if they choose, up to 100%) of their fees in the form of DSUs for so long as they do not meet applicable Share Ownership Guidelines, but that for so long as the Director participant is in compliance with applicable Share Ownership Guidelines, he or she may elect to receive as little as 0% of their compensation as DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

The following described the basic terms of DSUs issued in 2021:

Participants	Executives and Directors active on the grant date.
Vesting	Immediately “Earned” on date of grant.
Performance Measure

The settlement is based on the fair market value of a common share as of the Redemption Date. The fair market value is based on the value of a share on the market (TSX or NYSE) with the highest trading volume for the five-days preceding the settlement date.

Settlement Timing	Redeemed by December 1st of the calendar year immediately following the year in which the termination occurs for Canadian NEOs or Directors.
Cash Settlement	Settled in cash based on the fair market value of a share on the market with the highest trading volume for the five-days preceding the Redemption Date.
Change of control	Deemed to remain as earned, but no settlement is triggered.
Termination	Redeemed by December 1st of the calendar year immediately following the year in which the termination occurs

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer. Effective January 1, 2021, directors are required to hold $495,000 of equity in the Corporation (i.e. 3x total base annual compensation), with the lead Director being required to hold $600,000 of equity in the Corporation (i.e. 3x the amount of total base annual compensation plus lead director fee), in each case represented by NACG Common Shares and/or DSUs. Such ownership level must be achieved within five years of the initial appointment or election as a director. Once the share ownership threshold was achieved, the number of NACG Common Shares and DSUs representing the compliance level were required to be held for at least 30 days to qualify. Thereafter that number of NACG Common Shares or DSUs are required to be maintained in order to remain compliant, regardless of a subsequent decrease in NACG Common Share price.

All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.

Management Information Circular March 22, 2022	49	North American Construction Group Ltd.

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards or option-based awards held by directors as at December 31, 2021, except for share-based awards and option-based awards held by Martin Ferron and Joseph Lambert as executive officers, disclosed above under “Incentive Plan Awards” and the following DSUs held by the independent directors:

	Share-Based Awards
Director	Number of Vested Share- Based Awards Not Paid Out or Distributed	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed($)(a)
Ronald A. McIntosh	275,264	5,282,314
Bryan D. Pinney	156,742	3,007,876
John J. Pollesel	44,083	845,946
Maryse C. Saint-Laurent	17,534	336,483
Thomas P. Stan	50,353	966,282
Kristina E. Williams	16,663	319,767

(a) Value is the number of share-based awards (DSUs) on record as of December 31, 2021, multiplied by the NOA Closing Price as of December 31, 2021 on the TSX, which was $19.19 (Canadian dollars), as though the earned units were redeemed on that date.

Incentive Plan Awards - Value Vested or Earned During the Year

No option-based awards vested during the calendar year ended December 31, 2021, nor was any non-equity incentive plan compensation earned during the year by directors other than Martin Ferron as Executive Chair and Joseph Lambert as President and CEO.

The following table sets forth the value of share-based awards of the independent directors that vested during the year ended December 31, 2021:

Director	Share-Based Awards – Value Vested During the Year ($)(a)
Ronald A. McIntosh	165,000
Bryan D. Pinney	109,000
John J. Pollesel	105,000
Maryse C. Saint-Laurent	105,000
Thomas P. Stan	90,000
Kristina E. Williams	99,000

(a) Includes the value of DSUs and reinvested dividends earned during the calendar year ended December 31, 2021, multiplied by their fair market value on the record date (“FMV”).

Securities Authorized for Issuance Under Equity Compensation Plans

The Corporation has no securities available for future issuance under equity incentive plans as at December 31, 2021. The Corporation’s Share Option Plan was terminated as of November 17, 2021, with no options outstanding at the time of termination.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security based compensation arrangements as of the end of the financial year ended December 31, 2021, and for the two preceding financial years. The only security based compensation arrangement included in the calculations below is the Share Option Plan, which has been terminated. The Corporation’s RSU Plan (which provides for the granting of RSUs and PSUs) and DSU Plan are not included as awards granted under those plans are not settled with shares issued from treasury. The burn rate is calculated by dividing the number of securities granted under the Share Option Plan during the relevant fiscal year by the weighted average number of NACG Common Shares outstanding for the applicable fiscal year. Because no options have been granted in the previous three years, the burn rate for each year is 0%.

	2021	2020	2019
Burn rates	0%	0%	0%

Management Information Circular March 22, 2022	50	North American Construction Group Ltd.

Indebtedness of Directors and Officers

None of the directors, executive officers or employees of the Corporation or any of its subsidiaries, nor any of the former directors, executive officers or employees of the Corporation or any of its subsidiaries, had any outstanding indebtedness to the Corporation or any of its subsidiaries, nor to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, during the year ended December 31, 2021, or as at the date of this Circular.

Interest of Informed Persons in Material Transactions

At no time since the beginning of the Corporation’s last completed fiscal year, has any informed person of the Corporation (as such term is defined under applicable securities laws), any proposed director of the Corporation or any associate or affiliate of any such informed person or proposed director had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

Independence

The Board has determined that each of the directors, other than Martin Ferron and Joseph Lambert, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to foreign private issuers and applicable Canadian securities laws. Martin Ferron held an executive officer position with the Corporation within the previous three years and is therefore not independent. Joseph Lambert currently holds the position of President and Chief Executive Officer with the Corporation and is therefore not considered independent. Because the Chair of the Board, Martin Ferron, is not independent, the Board has appointed one of its independent directors, Bryan Pinney, as Lead Director. The Lead Director’s roles and responsibilities are set out in the attached Corporate Governance Policy and Board Mandate.

National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Further, listing requirements of the New York Stock Exchange applicable to foreign private issuers require that the Board be composed of a majority of independent directors. With six of eight current directors being independent, and five of seven directors proposed to be nominated being independent, the Board is, and will be, composed of a majority of independent directors.

To facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in camera sessions which exclude any non-independent directors and members of management. In camera meetings are held as part of every regularly scheduled Board meeting and are led by the Lead Director. In the fiscal year ended December 31, 2021, the Board held five in camera sessions that excluded non-independent directors and members of management. Except for those in camera sessions, there were no formal separate meetings of independent Board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Bryan D. Pinney	Sundial Growers Inc.	NASDAQ	December 18, 2019

	TransAlta Corporation	TSX, NYSE	April, 2018
John J. Pollesel	Electra Battery Materials Corporation	OTCQB, TSX-V	May, 2017

	Noront Resources Ltd.	TSX-V	June, 2017
Maryse Saint-Laurent	Turquoise Hill Resources Ltd.	TSX, NYSE	January, 2017
Kristina Williams	Alcanna Inc.	TSX	April 2021

Management Information Circular March 22, 2022	51	North American Construction Group Ltd.

Director Meeting Attendance and Committee Membership

During 2021 there were a total of 9 meetings of the Board, 5 meetings of the Audit Committee, 5 meetings of the Human Resources and Compensation Committee, 5 meetings of the Governance and Sustainability Committee and 10 meetings of the Operations Committee. The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2021.

	Board	Audit	Human Resources and Compensation	Governance and Sustainability	Operations
Martin R. Ferron	9 of 9	N/A	N/A	N/A	N/A
Joseph C. Lambert	9 of 9	N/A	N/A	N/A	N/A
Ronald A. McIntosh	9 of 9	5 of 5	N/A	5 of 5	10 of 10
Bryan D. Pinney	9 of 9	5 of 5	5 of 5	5 of 5	N/A
John J. Pollesel	9 of 9	5 of 5	N/A	N/A	10 of 10
Maryse C. Saint-Laurent	9 of 9	N/A	5 of 5	5 of 5	N/A
Thomas P. Stan	9 of 9	N/A	5 of 5	N/A	10 of 10
Kristina E. Williams	9 of 9	5 of 5	N/A	N/A	10 of 10

•	“N/A” means not on Committee in 2021

Board of Directors Mandate

The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors, (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “A” and can also be found on the Corporation’s website at www.nacg.ca.

Position Descriptions

The position descriptions for the Chair of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer, including their respective roles and responsibilities, are all set out in the attached Corporate Governance Policy and Board Mandate.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

The Board is provided with quarterly updates by management on governance topics of interest, including changes to applicable regulations and guidelines as well as governance best practices. The Board also receives periodic updates from its external compensation consultants on matters related to compensation and from its auditors on financial and accounting topics of interest. Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management Information Circular March 22, 2022	52	North American Construction Group Ltd.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Director Competencies Matrix

The following table lists the qualities, capabilities, competencies and skills of the Directors standing for election at the Meeting, as well as their tenure as directors as of the date of the Meeting:

Independent Director | Senior Officer	Joseph C. Lambert	Martin Ferron	Bryan D. Pinney	Maryse C. Saint- Laurent	Kristina E. Williams	Thomas P. Stan	John J. Pollesel

Gender	M	M	M	F	F	M	M

Age Range (years)	55-60	65-70	65-70	60-65	45-50	60-65	55-60

Tenure Range at NACG (years)	0-5	5-10	5-10	0-5	0-5	5-10	0-5

Competencies and Experience

Governance

Board Experience

Committee Experience

Chair Experience

Leadership

CEO

Senior Management

Industry Knowledge | Experience

Mining / Earthmoving

Construction

Heavy Equipment

Other Resources

Technology Innovation

Financial Acumen

Financial Literacy

Accounting Designation

Banking | Capital Markets

Operations | Management

Business Development

Engineering

Project Management

HR | Compensation

International

Sales and Marketing

Strategic Planning

Enterprise Risk Management

Cybersecurity

Information Technology

Legal | Government | Environment

Corporate Law

Securities Law

Government Policy | Relations

Health | Safety | Environment

Social Responsibility

Sustainable Practices

Management Information Circular March 22, 2022	53	North American Construction Group Ltd.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s directors, officers and employees. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

All Company personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code or any applicable law or regulation. The Code outlines several channels for reporting violations, including communication with an immediate supervisor, the Human Resources Department, the Chief Executive Officer or any Vice President, or any Board member. In instances where anonymity is desired, personnel are directed to contact ClearView Connects which is an independent ethics reporting firm. ClearView Connects is available 24 hours a day, 365 days a year to all employees, contractors, and customers. ClearView Connects is accessible via the Company’s external website as well as on internal intranet sites. the Company’s Ethics Reporting Policy, which is available at www.nacg.ca, provides further detail about the options for reporting violations of the Code or of any other Company policies.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.

Retaliation by the Company or Company personnel against anyone who acts in good faith in reporting any violation of the Code is expressly prohibited. All reporting of violations of the Code are required to be held by the recipient of the report in strict confidence except as may be required to address the violation or otherwise as disclosure may be required by law. This generally provides protection from work-place harassment or retaliation. In the event retaliation is a concern for a reporter, however, management will take steps, including reassignment to a different geographic worksite, if necessary, to ensure that supervision and reporting channels are structured to avoid any real or perceived direct or indirect pressure, intimidation or retaliation with respect to a reporter.

Compliance with the Code is a condition of employment with the Company. All members of the Board, officers, salaried staff, superintendents and nonunion hourly professionals, management and supervision are required to take an online course on an annual basis that explains the content, meaning and application of the Code. As such, personnel are also required to read and reaffirm their agreement to comply with the Code. Field and maintenance hourly workforce are required to read the Code and to sign an acknowledgment form upon commencement of employment.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Governance and Sustainability Committee and Nomination of Directors

The Governance and Sustainability Committee is responsible for identifying, assessing and recommending to the Board new nominees for election to the Board by the shareholders at annual meetings or to fill vacancies on the Board that occur between shareholder meetings. The Committee normally identifies potential new candidates through a combination of external search firms and by direct referral from Board members or others. Potential candidates are vetted through a process of due diligence and are also interviewed by members of the Committee, the Chair, the Lead Director, and by other members of the Board. After assessing potential candidates the Committee makes a

Management Information Circular March 22, 2022	54	North American Construction Group Ltd.

recommendation to the Board. In addition to its role in identifying, assessing and recommending new candidates for Board nomination, the Committee also conducts an annual review with respect to re-nomination of incumbents and makes recommendations to the Board regarding corporate governance matters, policies and practices generally, including with respect to environmental and social governance matters. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Governance and Sustainability Committee that is available on our website at www.nacg.ca. The Governance and Sustainability Committee is currently composed of Ronald McIntosh, Bryan Pinney and Maryse Saint-Laurent, with Ms. Saint-Laurent serving as Chair.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee is charged with the responsibility for supervising Board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The Board’s process for determining compensation for the Corporation’s executives is described in extensive detail above under “Compensation Discussion and Analysis”. The process for determining Board compensation involves obtaining the advice of independent compensation consultants to determine a market-competitive compensation package that aligns with the interests of shareholders and is comparative to the Board compensation paid by our peer group. Based on such advice, the Committee makes periodic recommendations to the Board regarding changes in compensation. For a more detailed description of the roles and responsibilities of the Human Resources and Compensation Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site at www.nacg.ca.In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the Board has affirmatively determined that the Committee is composed solely of independent directors. Our Board has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.

Audit Committee

The Audit Committee recommends independent public accountants to the Board, reviews the quarterly and annual financial statements and related management discussion and analysis, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, including the full text of its written charter, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site at www.nacg.ca. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our Board has affirmatively determined that our Audit Committee is composed solely of independent directors. The Audit Committee is currently composed of Bryan Pinney, Ronald McIntosh, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.

Operations Committee

The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where Board guidelines require approval at a level above CEO, and reviewing and monitoring the Corporation’s insurance policies. For a more detailed description of the roles and responsibilities of the Operations Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at

Management Information Circular March 22, 2022	55	North American Construction Group Ltd.

www.sedar.com and on the Corporation’s web site at www.nacg.ca. The Board has affirmatively determined that the Operations Committee is composed solely of independent directors. Our Board has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Ronald McIntosh, John Pollesel, Thomas Stan and Kristina Williams, with Mr. Pollesel serving as Chair.

Board Assessment

The Board, its committee and the directors are regularly assessed with respect to their effectiveness and contribution. At each regular quarterly meeting of the Board and each of its committees, an in camera session is held separate from management in which, among other things, the Board and each committee perform self-assessments. Such quarterly assessments are conducted through frank and open discussion among Board members or committee members, as applicable. On an annual basis the Board conducts a more formal peer review survey. Under the annual peer review process, the General Counsel for the Corporation circulates questionnaires to be filled out on a confidential basis by all directors addressing such topics as independence, roles and responsibilities, leadership, director selection, competencies and development, agendas meetings and minutes, Board relationships and communication, information and internal reporting, Board dynamics and decision making, strategic responsibilities, financial reporting and internal controls and individual director effectiveness and contribution. The responses to such surveys are reviewed by the Chair of the Governance and Sustainability Committee and by the Lead Director, who then present a summary of key comments or issues identified to the Board as a whole for discussion. Any changes resulting from such discussion are then implemented.

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of Board renewal and Board continuity. The Governance and Sustainability Committee considers and assesses Board and committee composition on a regular basis as well as performing peer review assessments with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Operations Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation. Our seven nominees, who are all also current members of the Board, have an average tenure on the Board of 4 years and 6 months.

Board and Senior Management Diversity

We consider diversity and inclusion to be important building blocks of our company culture. Paired together, these two fundamental forces help build a corporate culture that encourages, supports, and celebrates the diverse voices of our employees. It fuels our innovation and connects us closer to our customers and the communities we serve. Part of our strategy to build this inclusive and diverse base includes strengthening and diversifying our Board and senior management teams. The Board believes that having a diversity of perspectives and viewpoints among its members and among senior management is a significant benefit to the Corporation. To these ends, the Corporation has established a written Board and Senior Management Diversity Policy that requires the Board and the Governance and Sustainability Committee, when identifying, nominating, and selecting candidates for appointment or election to the Board and to senior management positions, to consider:

(a)

the qualifications, skills, knowledge, experience and expertise of each potential candidate and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members or members of senior management; and

(b)

whether each potential candidate is a woman, aboriginal person, person with disabilities or member of a visible minority and the extent to which such candidate’s appointment would advance the Corporation’s diversity objectives.

In this regard the Board has set a target of having women comprise at least 30% of its members by December 31, 2025. The Corporation took measures towards meeting its target in 2019 by appointing two women to the Board, bringing the total Board positions held by women from zero to two out of eight, or 25%, of all Board positions. Upon election of the directors put forward for nomination at the Meeting to which this Circular relates, women will hold two of seven, or 28.6%, of all Board positions and will comprise 2 of 5, or 40%, of all independent directors.

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The Board has not set a target for representation of women in senior executive positions within the Company. The Company’s senior executive group is small, turnover among the group is not expected in the near future and the Board does not feel that it is prudent at the present time to increase the size of the senior executive group. In lieu of setting senior executive targets, however, the Board has set a target of having women comprise 30% of the Company’s “senior leadership” by December 31, 2025. The Board defines “senior leadership” as the senior executive group plus the group of managers below the senior executive who have the greatest influence on the direction and management of the Company’s business and people. We believe that taking this approach gives us the best opportunity to develop future executives from within the Company. The senior leadership group currently comprises 13 people, 2 of whom are women, resulting in 15% gender diversity presently. The Corporation has implemented a plan to invest in leadership development for women employees within the senior leadership group, and within the Company generally, in an effort to reinforce leadership knowledge, skills, and abilities required to ultimately fill senior management positions. We have also implemented a succession and development program designed to identify key women within the organization to train for management and supervisory positions.

The Board and the Governance and Sustainability Committee have been charged with the responsibility of ensuring that the Board and Senior Management Diversity Policy, and the targets established thereunder, are implemented and that the effectiveness of such policy is assessed regularly and no less than once per year. Under the Board and Senior Management Diversity Policy management is required to report to the Governance and Sustainability Committee and to the Board at least annually on the programs and processes that have been implemented by the Corporation for the purpose of advancing women in senior management roles and the progress achieved under those programs and processes.

The Board has not set any specific targets for representation of aboriginal persons, persons with disabilities or members of visible minorities on the Board or in senior management positions at this time, nor does it presently have any persons within such designated groups on its Board or in senior management positions. The Board has determined that it is not of sufficient size to make such targets practical within a reasonable timeframe and does not wish to set such a long timeframe as to make the targets meaningless. The Board and Governance and Sustainability Committee does give consideration to such factors, however, and will periodically reassess the issue of specific targets.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2020 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2023 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 7, 2023.

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APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 22th day of March, 2022.

/S/ Joseph Lambert
President & Chief Executive Officer

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SCHEDULE A - CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

1	Introduction

The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and

(b)	ensure compliance with the governance requirements of applicable regulators and stock exchanges.

3	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Corporation;

(b)	“CEO” means the Chief Executive Officer of the Corporation;

(c)	“Chair” or “Board Chair” means the chair of the Board;

(d)	“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)	“Committee Chair” means the chair of any Committee;

(f)	“Corporation” means North American Construction Group Ltd.;

(g)	“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer, each Vice-President of the Corporation and the Executive Chair, if one is appointed; and

(h)	“Lead Director” means the lead director appointed under Section 5.5, if applicable.

4	Scope

This Policy applies to all activities of the Board.

5	Policy

5.1	Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

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5.2	Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The Chair may be an executive Chair or a non-executive Chair. The position description for the Chair is set out in Appendix B.

5.3	Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a)	Audit Committee

(b)	Governance and Sustainability Committee

(c)	Human Resources and Compensation Committee

(d)	Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Governance and Sustainability Committee and the Board and publicly disclosed on the Corporation’s website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Governance and Sustainability Committee and will report the findings of that annual review to the Board.

5.4	Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Governance and Sustainability Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.

5.5	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)	what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b)	the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c)	the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d)	whether a potential candidate can devote sufficient time and resources to his or her duties as a board member; and

(e)	the diversity criteria set out in the Board and Senior Management Diversity Policy as well as any diversity targets established in such policy.

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Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the diversity criteria and targets, if applicable, set out in the Board and Senior Management Diversity Policy when identifying and selecting candidates for appointment to Executive Officer positions.

5.6	Independence

The Board will be comprised of a majority of independent directors. Each member of the Audit Committee, the Governance and Sustainability Committee and the Human Resources and Compensation Committee must be an independent director.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation may serve as a director of the Corporation and, if appointed to the Board, will be the only management director except to the extent and executive Chair is appointed.

In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, or in the case where an executive Chair is appointed, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7	Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.

5.8	Strategic Planning

The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.

5.9	Oversight of Risks

The Board in discharging its oversight responsibilities, must satisfy itself that the risk management policies and procedures designed and implemented by the Corporation’s senior management are consistent with the Corporation’s strategy and risk appetite. The Board must insist on the implementation of appropriate systems to manage the Corporation’s principal risks, including the implementation of appropriate internal controls and

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management information systems. The Board must also foster an enterprise-wide culture that supports appropriate risk awareness, behaviors and judgments, as well as one that recognizes and addresses risk-taking beyond the Corporation’s determined risk appetite.

5.10	Ethics and Conflicts of Interest

The Board is responsible for ensuring a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)	satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)

approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c)

monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d)	ensure that, in conducting its business, the Board avoids conflicts of interest by directors.

A director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions held in other organizations. Any director owning more than 10% of the outstanding shares of any company or other organization should disclose this ownership to the Corporation’s corporate Secretary.

5.11	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

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The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair, the Lead Director and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.12	Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.

5.13	Executive Team

The Board, at the recommendation of the Human Resources and Compensation Committee, will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board, at the recommendation of the Human Resources and Compensation Committee, will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

5.14	Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.15	Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and reviews annually the composition of the Board in light of its strategic direction.

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5.16	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Governance and Sustainability Committee is responsible for establishing the process for Board, Committee and individual director assessments.

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APPENDIX A: Responsibilities of Directors

Directors are expected to:

•	Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

•	Act honestly and in good faith with a view to the best interests of the Corporation.

•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

•	Exercise their directors’ powers for the purposes for which they are intended.

•	Comply with the Corporation’s Code of Conduct and Ethics Policy.

•	Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

•	Use their abilities, experience and influence constructively.

•	Respect the confidentiality of fellow Board members and of the Corporation.

•	Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.

•

Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.

•	When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

•	Prepare for Board and Committee meetings in advance.

•

Attend all regular scheduled Board and Committee meetings in person or by other electronic means. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

•	Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.

•	Develop an understanding of the role of the Corporation in the communities in which it operates.

•	Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

•	Maintain an understanding of the strategic planning process and principal risks of the Corporation.

•	Remain knowledgeable about the executive management structure and overall management of the Corporation.

•	Keep abreast of corporate governance developments and emerging best practices in corporate governance.

•

Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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APPENDIX B: Board Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2	The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4	The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5	The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Board Leadership

The Board Chair has the responsibility to:

2.1	Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2

Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3

Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4	Attend Committee meetings and communicate with directors between meetings, as required.

2.5	Establish procedures to govern the Board’s work including:

•	working with the CEO and Corporate Secretary to schedule meetings of the Board and its Committees;

•	developing the agenda for Board meetings with input from other directors and management;

•	working with the CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Board;

•	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

•	chairing all meetings of the Board, to the fullest extent possible;

•	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

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•	in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;

•	ensuring that any decisions arising from in-camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

•	ensuring that the Board has appropriate administrative support; and

•	addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.

3	Board Development

The Board Chair has the responsibility to:

3.1	Assist the Governance and Sustainability Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2	Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.

3.3	Upon recommendation of the Governance and Sustainability Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4	Working with Management

The Board Chair has the responsibility to:

4.1	Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2	Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3	Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4	Communicate openly and effectively with the CEO regarding strategy, corporate risks, governance, overall performance of the Corporation and feedback from directors.

4.5	Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6	Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers and ensuring succession plans are in place at the senior management level.

4.7	Serve as advisor to the CEO and other Executive Officers.

5	Shareholder Relations

The Board Chair has the responsibility to:

5.1	Chair annual and special meetings of the shareholders.

5.2

Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

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APPENDIX C: Committee Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4	Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5	The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

2	Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1	provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2	facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3	communicate with Committee members between meetings as required;

2.4	facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5	lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;

2.6	assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7	establish procedures to govern the Committee’s work including:

•	work with the CEO and Corporate Secretary to schedule meetings of the Committee;

•	develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

•	work with the Board Chair, CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Committee;

•	work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

•	chair all meetings of the Committee;

•	encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

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•	brief the Board Chair and the Lead Director, if one has been appointed, regularly on the key issues facing the Committee;

•	work with the Corporate Secretary to obtain appropriate administrative support for the Committee; and

•	address complaints, questions and concerns regarding Committee matters.

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APPENDIX D: Lead Director – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role when the Chair of the Board is not considered to be independent as required under securities laws. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that the Chair of the Board is deemed to be independent.

1.3

The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.

1.4

The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.

1.5	The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2	Role and Responsibilities

The Lead Director has the responsibility to:

2.1	together with the Board Chair, oversee the Board’s discharge of its duties;

2.2	work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3	work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4	attend Committee meetings and communicate with directors between meetings, as required.

2.5	together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6

together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7	assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers as well as ensuring succession plans are in place at the senior management level.

2.8	together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;

2.9	chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10	act as a leader for the independent directors;

Management Information Circular March 22, 2022	70	North American Construction Group Ltd.

2.11

serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12	communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

2.13	be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

2.14	organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15	preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16	oversee the distribution of information to independent directors for purposes of in camera independent directors’ meetings in a manageable form, sufficiently in advance of the meeting;

2.17	brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18	perform other functions as may be reasonably requested by the Board.

Management Information Circular March 22, 2022	71	North American Construction Group Ltd.